1933 Act Registration No. 2-95930
                                              1940 Act Registration No. 811-4546

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-1A

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

                           Pre-Effective Amendment No.
                         Post-Effective Amendment No. 25

                                     and/or

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

                                Amendment No. 25

                        (Check appropriate box or boxes.)

                          VAM INSTITUTIONAL FUNDS, INC.
               (Exact Name of Registrant as Specified in Charter)

        90 SOUTH SEVENTH STREET, SUITE 4400, MINNEAPOLIS, MINNESOTA 55402
               (Address of Principal Executive Offices) (Zip Code)

                                 (612) 376-7000
              (Registrant's Telephone Number, including Area Code)

                                  JOHN G. TAFT
        90 SOUTH SEVENTH STREET, SUITE 4400, MINNEAPOLIS, MINNESOTA 55402
                     (Name and Address of Agent for Service)

                                    Copy to:
                           Kathleen L. Prudhomme, Esq.
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402

It is proposed that this filing will become effective (check appropriate box):
     ___  immediately upon filing pursuant to paragraph (b) of Rule 485
     ___  on (specify date) pursuant to paragraph (b) of Rule 485
     _X_  60 days after filing pursuant to paragraph (a)(1) of Rule 485
     ___  on (specify date) pursuant to paragraph (a)(1) of Rule 485
     ___  75 days after filing pursuant to paragraph (a)(2) of Rule 485
     ___  on (specify date) pursuant to paragraph (a)(2) of Rule 485

The Registrant has registered an indefinite number of shares of common stock under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The most recent Rule 24f-2 Notice filed by the Registrant was on June 17, 1994, for Series A--Voyageur Money Market Fund for the fiscal year ended April 30, 1994. Voyageur Money Market Fund no longer exists. The Registrant's fiscal year end has been changed to October 31; however no Rule 24f-2 Notices have been filed since June 17, 1994 , because none of the Registrant's currently existing series have commenced operations.

              CROSS REFERENCE SHEET FOR ITEMS REQUIRED BY FORM N-1A
                         (VAM INSTITUTIONAL FUNDS, INC.)

Item No. of
Form N-1A       Caption in Prospectus
---------       ---------------------

1        Cover Page

2        Fees and Expenses

3        Not Applicable

4 Investment Objectives and Policies; Investment Techniques, Strategies and Risks; General Information

5        Management; General Information

6        Distributions to Shareholders and Taxes; General Information

7 How to Purchase Shares; Exchange Privilege; Management; Determination of Net Asset Value

8        How to Sell Shares

9        Not Applicable

         Caption in Statement of Additional Information
         ----------------------------------------------

10       Cover Page

11       Table of Contents

12       Additional Information

13       Investment Policies and Restrictions

14       Board Members and Executive Officers

15       Board Members and Executive Officers

16 Board Members and Executive Officers; The Adviser, Sub-Adviser and Administrative Services

17       The Adviser, Sub-Adviser and Administrative Services

18       Not Applicable

19       Net Asset Value and Public Offering Price

20       Taxes

21       The Adviser, Sub-Adviser and Administrative Services

22       Performance Comparisons

23       Financial Statements


         VAM Institutional Funds, Inc. (the "Company") is an open-end management investment company, or mutual fund, which offers its shares in separate investment portfolios (the "Funds"), each with its own investment objective and policies. Each Fund operates as a diversified fund, except VAM Global Fixed Income Fund which is non-diversified. This prospectus relates to shares of the six Funds listed below. The Funds are primarily designed to provide pension and profit sharing plans, employee benefit trusts, endowments, foundations, other institutions, corporations and high net worth individuals access to the professional investment management services offered by Voyageur Asset Management LLC (the "Adviser" or "VAM LLC"), which serves as investment adviser to the Funds. The Adviser has retained Lazard London International Investment Management Limited (the "Sub-Adviser") to act as sub-adviser to VAM Global Fixed Income Fund.


                          VAM GLOBAL FIXED INCOME FUND
                      VAM SHORT DURATION TOTAL RETURN FUND
                   VAM INTERMEDIATE DURATION TOTAL RETURN FUND
                           VAM CORE TOTAL RETURN FUND
                             VAM MID CAP STOCK FUND
                              VAM GROWTH STOCK FUND

         The investment objective of each Fund, along with a detailed description of the types of securities in which each Fund may invest and the investment policies and restrictions applicable to each Fund, are set forth in this Prospectus. There is no assurance that any Fund's investment objective will be achieved.

         The Funds are no-load which means that there is no sales charge when you buy or redeem shares.

         INVESTORS SHOULD READ AND RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE. THE FUNDS' SHARES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER FEDERAL AGENCY. AN INVESTMENT IN ANY OF THE FUNDS INVOLVES INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL DUE TO FLUCTUATIONS IN THE APPLICABLE FUND'S NET ASSET VALUE.

         This Prospectus sets forth certain information about the Funds that a prospective investor ought to know before investing. Investors should read and retain this Prospectus for future reference. A Statement of Additional Information about the Funds dated , 1997 is available free of charge. Write to the Funds at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402 or telephone 612-376-7000 or 800-553-2143. The Statement of Additional Information has been filed with the Securities and Exchange Commission and is incorporated in its entirety by reference in this Prospectus.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           Prospectus dated ____, 1997

                                                 TABLE OF CONTENTS

                                                                            PAGE


Fees and Expenses...........................................................


Investment Objectives and Policies..........................................


Investment Techniques, Strategies and Risks.................................


Investment Restrictions.....................................................


How to Purchase Shares......................................................


How to Sell Shares..........................................................


Exchange Privilege..........................................................


Management..................................................................


Determination of Net Asset Value............................................


Distributions to Shareholders and Taxes.....................................


Investment Performance......................................................


General Information.........................................................

                                FEES AND EXPENSES

         Each Fund is offered to investors on a no-load basis, without any sales commissions or distribution ("12b-1 plan") charges.

SHAREHOLDER TRANSACTION EXPENSES

         Sales Load Imposed on Purchases...................................None
         Sales Load Imposed on Reinvested Dividends........................None
         Deferred Sales Load...............................................None
         Redemption Fees...................................................None
         Exchange Fee......................................................None


ANNUAL FUND OPERATING EXPENSES
     (after fee waivers and expense reimbursements
         as a percentage of average net assets)
                                                             Investment
                                                              Advisory            Other       Total Operating
                                                                Fees            Expenses         Expenses
                                                                ----            --------         --------
VAM Global Fixed Income Fund .............................      .70%             .30%             1.00%
VAM Short Duration Total Return Fund......................      .50%             .25%              .75%
VAM Intermediate Duration Total Return Fund                     .50%             .25%              .75%
VAM Core Total Return Fund ...............................      .50%             .25%              .75%
VAM Mid Cap Stock Fund ...................................     1.00%             .25%             1.25%
VAM Growth Stock Fund ....................................     1.00%             .25%             1.25%


EXAMPLE

         You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and redemption at the end of each time period:

                                              1 YEAR  3 YEARS
                                              ------  -------
VAM Global Fixed Income Fund                    $--     $--
VAM Short Duration Total Return Fund             --      --
VAM Intermediate Duration Total Return Fund      --      --
VAM Core Total Return Fund                       --      --
VAM Mid Cap Stock Fund                           --      --
VAM Growth Stock Fund                            --      --


         THE EXAMPLES CONTAINED IN THE TABLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The purpose of the above Fees and Expenses table is to assist the investor in understanding the various costs and expenses that investors in the Funds will bear directly or indirectly. Other Expenses set forth in the table are based on estimated amounts for the current fiscal year. The Adviser has voluntarily agreed to waive fees and absorb expenses for each Fund through October 31, 1997, to the extent that Total Operating Expenses exceed the amounts set forth in the table above.

                       INVESTMENT OBJECTIVES AND POLICIES

         The investment objective and policies of each Fund are described below. Each Fund's investment objective is fundamental, which means that it cannot be changed without the approval of a majority of the respective Fund's outstanding voting securities, as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Unless otherwise stated, the investment policies, techniques and strategies discussed below represent nonfundamental policies of each Fund and may be changed by action of the Board of Directors.

         Because each Fund has different investment policies, each is subject to varying degrees of financial, market and credit risks. Therefore, investors should carefully consider the investment objective, investment policies and potential risks of any Fund before investing. There are risks in any investment program and there is no assurance that a Fund's investment objective will be achieved. The value of each Fund's shares will fluctuate with changes in the market value of its investments.

THE FIXED INCOME FUNDS

         VAM Short Duration Total Return Fund, VAM Intermediate Duration Total Return Fund, VAM Core Total Return Fund and VAM Global Fixed Income Fund (the "Fixed Income Funds") invest primarily in debt securities and are therefore subject to interest rate risk and credit risk. Interest rate risk is the risk that rising interest rates will make bonds issued at lower interest rates worth less. As a result, the value of each Fund's shares will vary. To the extent that a Fund invests in non-U.S. Government securities, it will be subject to credit risk, which is the risk that a bond issuer will fail to make timely payments of interest or principal. The Funds will also be subject to prepayment risk and extension risk to the extent they invest in mortgage-related securities. See "Characteristics and Risks of Certain Debt Securities -- Mortgage-Related Securities."

         Because VAM Global Fixed Income Fund invests a significant portion of its assets in foreign securities, it will be subject to additional risks which include risks relating to adverse currency fluctuations, potential political and economic instability of certain countries, limited liquidity and volatile prices of certain securities of non-U.S. companies and foreign taxation. VAM Global Fixed Income Fund is a non-diversified fund which means that it may invest a greater portion of its assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single issuer could cause greater fluctuations in share value than would occur in a more diversified fund.

         The investment techniques used by the Funds also pose certain risks. See "Investment Techniques, Strategies and Risks."

VAM GLOBAL FIXED INCOME FUND

         The investment objective of VAM Global Fixed Income Fund ("Global Fund") is to maximize total return, consistent with preservation of capital and prudent investment management. The Fund will attempt to achieve its investment objective by investing primarily in debt securities issued by issuers located anywhere in the world, including the United States. The Fund seeks to maintain an average portfolio duration ranging from three to eight years. The Sub-Adviser manages the overall duration of the portfolio, and the Adviser and Sub-Adviser jointly determine the duration of the U.S. securities held by the Fund. For a discussion of duration, see " -- Duration."

         Total investment return is the combination of income and capital appreciation. The Adviser and the Sub-Adviser emphasize income in selecting securities for the Fund, but also consider the potential for changes in value resulting from changes in currency relationships, interest rates, individual issuers' credit standing and other factors.

         Foreign debt securities in which the Fund may invest include: (a) obligations issued or guaranteed by foreign national governments, their agencies, instrumentalities, or political subdivisions; (b) debt securities issued or guaranteed by supranational organizations established or supported by several national governments; (c) Brady Bonds; and (d) nongovernmental foreign debt securities. U.S. debt obligations in which the Fund may invest include U.S. Government securities, including mortgage-related securities, privately issued mortgage-related securities, asset-backed securities and corporate debt securities. The Fund may also invest in American Depository Receipts and European Depository Receipts and in foreign index linked securities. A more complete description of some of these types of securities is set forth below. See "--Characteristics and Risks of Certain Debt Securities."

         The Fund will invest primarily in investment grade debt securities (securities rated at least Baa by Moody's Investors Services ("Moody's") or BBB by Standard & Poor's Ratings Group ("S&P") or, if unrated, of comparable quality as determined by the Adviser or Sub-Adviser). Securities rated Baa are considered by Moody's as medium-grade obligations which lack outstanding investment characteristics and in fact have speculative characteristics as well, while securities rated BBB are regarded by S&P as having an adequate capacity to pay principal and interest. However, the Fund may invest up to 15% of its net asset in debt securities that are rated below investment grade but rated B or higher by Moody's or S&P (or, if unrated, determined by the Adviser or the Sub-Adviser to be of comparable quality). Such securities are sometimes referred to as "high yield" or "junk" bonds. See "Investment Policies and Restrictions -- High Yield Securities" in the Statement of Additional Information for a discussion of the risks of investing in high yield securities. See Appendix A to the Statement of Additional Information for a description of Moody's and S&P ratings applicable to fixed income securities.

         Under normal conditions, the Fund will be invested in at least three different countries. Subject to the requirement that Global Fund may not invest 25% or more of its total assets in obligations issued by the government of any one country (other than the United States), there is no limit on the amount the Fund may invest in any one country, or in securities denominated in the currency of any one country, to take advantage of what the Sub-Adviser believes to be favorable yields, currency exchange conditions or total investment return potential. Depending on the Sub-Adviser's current opinion as to the proper allocation of assets among domestic and foreign issuers, investments in the securities of issuers located outside the United States will normally vary between 25% and 75% of the Fund's assets. Investing in foreign securities involves certain special considerations which are not typically associated with investing in U.S. securities. See "--Characteristics and Risks of Certain Debt Securities--Foreign Securities."

         The Fund may invest in securities denominated in the currencies of countries that the Subadviser considers to have stable governments and in debt securities denominated in multinational currency units, such as the European Currency Unit ("ECU"). The ECU is a "basket" consisting of specified amounts of the currencies of certain of the 12 member states of the European Community. Securities of issuers within a given country may be denominated in the currency of another country.

         The Subadviser will actively manage the allocation of the Fund's investments among countries, geographic regions and currency denominations in an attempt to achieve the Fund's objective. In allocating the Fund's assets among various markets, the Subadviser will consider such factors as the relative yields and anticipated direction of interest rates in particular markets, the level of inflation, liquidity and financial soundness of each country or market, the general market and economic conditions existing in each country or market, and the relationship of currencies of various countries to the U.S. dollar and to each other. In its evaluations, the Subadviser will utilize its internal financial, economic, and credit analysis resources as well as information obtained from other sources. The Fund's share price and yield will fluctuate due to the movement of foreign currencies against the U.S. dollar and changes in world wide interest rates and fixed-income markets. By actively managing the portfolio and using currency hedging techniques, however, the Subadviser will attempt to reduce the risks.

         Global Fund may buy or sell interest rate futures contracts, options on interest rate futures contracts and options on debt securities for the purpose of hedging against changes in the value of securities which the Fund owns or anticipates purchasing due to anticipated changes in interest rates. The Fund also may engage in foreign currency exchange transactions by means of buying and selling foreign currency options, foreign currency futures, and options on foreign currency futures. Foreign currency exchange transactions may be entered into for the purpose of hedging against foreign currency exchange risk arising from the Fund's investment or anticipated investment in securities denominated in foreign currencies. Global Fund also may enter into foreign currency forward contracts and buy or sell foreign currencies or foreign currency options for purposes of increasing exposure to a particular foreign currency or to shift exposure to foreign currency fluctuations from one country to another. The Fund may enter into swap agreements for purposes of attempting to obtain a particular investment return at a lower cost to the Fund than if the Fund had invested directly in an instrument that provided that desired return. In addition, the Fund may purchase and sell securities on a when-issued or delayed- delivery basis and enter into forward commitments to purchase securities, lend its securities to brokers, dealers and other financial institutions to earn income, and enter into reverse repurchase agreements as a means of borrowing money for investment purposes. See "Investment Techniques, Strategies and Risks."

         Global Fund is "non-diversified"and, accordingly, will be able to invest more than 5% of the value of its assets in the obligations of a single issuer, subject to the diversification requirements of subchapter M of the Internal Revenue Code of 1986, as amended. To the extent that Global Fund invests a relatively high percentage of its assets in obligations of a limited number of issuers, the Fund may be more susceptible than more widely diversified funds to any single economic, political or regulatory occurrence or to changes in an issuer's financial condition or in the market's assessments of the issuer.

VAM SHORT DURATION TOTAL RETURN FUND, VAM INTERMEDIATE DURATION TOTAL RETURN FUND AND VAM CORE TOTAL RETURN FUND

         The investment objective of each Fund is to achieve as high a level of total return as is consistent with reasonable risk and with the average effective duration of its respective portfolio securities. Under normal circumstances, VAM Short Duration Total Return Fund ("Short Fund") seeks to maintain an average effective portfolio duration ranging from zero to three years, VAM Intermediate Duration Total Return Fund ("Intermediate Fund") seeks to maintain an average effective portfolio duration ranging from two and one-half to four and one-half years and VAM Core Total Return Fund ("Core Fund") seeks to maintain an average effective portfolio duration ranging from three and one-half to seven years. Effective duration estimates the interest rate risk of a portfolio of securities. See " -- Duration," below. The total return sought by each Fund is a combination of income and capital appreciation. The Adviser emphasizes income in selecting securities for the Funds, but also considers the potential for changes in value resulting from changes in interest rates, individual issuers' credit standing and other factors.

         Each Fund seeks to realize its objective by investing in a diversified portfolio of U.S. Government securities (including mortgage-related securities), corporate bonds and other fixed-income securities, including privately issued mortgage-backed securities, asset-backed securities, convertible bonds and short-term fixed-income securities. Each Fund's investments in mortgage-related securities may include derivative mortgage securities. The Funds will not, however, invest in any derivative mortgage securities that have risk characteristics which, in the opinion of the Adviser, are greater than those of the underlying collateral. The Funds also may invest in fixed-income securities issued by foreign governmental and nongovernmental issuers and foreign index linked securities. The Funds' investments in foreign securities (which include securities issued by both governmental and nongovernmental issuers) will be limited to no more than 25% of the respective Fund's total assets and will consist only of U.S. dollar denominated securities.

         The securities in each Fund's portfolio will have an overall dollar-weighted average quality of at least A (as rated by S&P or Moody's). In determining a Fund's overall dollar-weighted average quality, unrated securities are treated as if rated, based on the Adviser's view of their comparability to rated securities. However, each Fund may invest up to 15% of its net assets in securities that are rated lower than BBB by S&P or lower than Baa by Moody's but rated at least B by S&P or Moody's (or, in either case, if unrated, deemed by the Adviser to be of comparable quality). Securities rated Baa are considered by Moody's as medium-grade obligations which lack outstanding investment characteristics and in fact have speculative characteristics as well, while securities rated BBB are regarded by S&P as having an adequate capacity to pay principal and interest. Securities rated lower than Baa or BBB are sometimes referred to as "high yield" or "junk" bonds. See "Investment Policies and Restrictions -- High Yield Securities" in the Statement of Additional Information for a discussion of the risks of investing in high yield securities. The Funds may be more dependent on the Adviser's investment analysis with respect to securities for which a comparable quality determination is made than is the case with respect to rated securities. See Appendix A to the Statement of Additional Information for a description of Moody's and S&P ratings applicable to fixed income securities.

         Each Fund may buy or sell interest rate futures contracts, options on interest rate futures contracts and options on debt securities for the purpose of hedging against changes in the value of securities which a Fund owns or anticipates purchasing due to anticipated changes in interest rates. The Funds may enter into swap agreements for purposes of attempting to obtain a particular investment return at a lower cost to the Fund than if the Fund had invested directly in an instrument that provided that desired return. In addition, the Funds may purchase securities on a when-issued basis and purchase or sell securities on a forward commitment basis, lend their securities to brokers, dealers and other financial institutions to earn income, and enter into reverse repurchase agreements as a means of borrowing money for investment purposes. The foregoing techniques involve special risk considerations. See "Investment Techniques, Strategies and Risks" for a description of these techniques and a discussion of the risks involved in their use.

DURATION

         Duration is one of the fundamental tools used in portfolio selection for the Fixed Income Funds. Duration estimates the interest rate risk (price volatility) of a security, i.e., how much the value of the security is expected to change with a given change in interest rates. The longer a security's effective duration, the more sensitive its price is to changes in interest rates. For example, if interest rates were to increase by 1%, the market value of a bond with an effective duration of five years would decrease by about 5%, with all other factors being consistent.

         Traditionally, a debt security's "term to maturity" has been used as a proxy for the sensitivity of the security's price to changes in interest rates (which is the "interest rate risk" or "volatility" of the security). However, "term to maturity" measures only the time until a debt security provides its final payment, taking no account of the pattern of the security's payments prior to maturity. Duration takes the length of the time intervals between the present time and the time that the interest and principal payments are scheduled or, in the case of a callable bond, expected to be received, and weights them by the present values of the cash to be received at each future point in time. For any fixed income security with interest payments occurring prior to the payment of principal, duration is always less than maturity. In general, all other things being equal, the lower the stated or coupon rate of interest of a fixed income security, the longer the duration of the security; conversely, the higher the stated or coupon rate of interest of a fixed income security, the shorter the duration of the security.

         Futures, options and options on futures have durations which, in general, are closely related to the duration of the securities which underlie them. Holding long futures or call option positions (backed by a segregated account of cash and cash equivalents) will lengthen a Fund's duration by approximately the same amount as holding an equivalent amount of the underlying securities. Short futures or put option positions have durations roughly equal to the negative duration of the securities that underlie these positions and have the effect of reducing portfolio duration by approximately the same amount as selling an equivalent amount of the underlying securities.

         There are some situations where even the standard duration calculation does not properly reflect the interest rate exposure of a security. For example, floating and variable rate securities often have final maturities of ten or more years; however, their interest rate exposure corresponds to the frequency of the coupon reset. Another example where the interest rate exposure is not properly captured by duration is the case of mortgage pass-through securities. The stated final maturity of such securities is up to 30 years, but current prepayment rates are more critical in determining the securities' interest rate exposure. In these and other similar situations, the Adviser will use more sophisticated analytical techniques that incorporate the economic life of a security into the determination of its interest rate exposure. Deviations from these estimates in the actual prepayments experienced, however, may significantly affect the ultimate maturity of the security and, in such an event, the maturity, duration and risk characteristics of the security may be significantly greater or less than intended.

CHARACTERISTICS AND RISKS OF CERTAIN DEBT SECURITIES

         The following describes in greater detail some of the types of securities in which the Fixed Income Funds invest.

U.S. Government Securities.

         Each Fixed Income Fund may invest in U.S. Government securities. U.S. Government securities are issued or guaranteed as to payment of principal and interest by the U.S. Government, its agencies or instrumentalities. THE CURRENT MARKET PRICES FOR SUCH SECURITIES ARE NOT GUARANTEED AND WILL FLUCTUATE AS WILL THE NET ASSET VALUE OF THE FUNDS. Some U.S. Government securities, such as Treasury bills, notes and bonds and securities guaranteed by the Government National Mortgage Association ("GNMA"), are supported by the full faith and credit of the United States; others, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association ("FNMA"), are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations, and still others are supported only by the credit of the instrumentality.

         U.S. Government securities include securities that have no coupons, or have been stripped of their unmatured interest coupons, individual interest coupons from such securities that trade separately and evidences of receipt of such securities. Such securities may pay no cash income and are purchased at a deep discount from their value at maturity. Because interest on zero coupon securities is not distributed on a current basis but is, in effect, compounded, zero coupon securities tend to be subject to greater market risk than interest-paying securities of similar maturities.

Mortgage-Related Securities.

         The Fixed Income Funds' investments in U.S. Government securities may include investments in mortgage-related securities and each Fund may invest in mortgage-related securities issued by private issuers. Mortgage-related securities, as the term is used in this Prospectus, include mortgage pass-through securities, adjustable rate mortgage securities and derivative mortgage securities such as collateralized mortgage obligations and stripped mortgage-backed securities. The investment characteristics of mortgage-related securities differ from those of traditional fixed-income securities. The major differences include the fact that interest payments and principal repayments on mortgage-related securities are made more frequently (usually monthly), and principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time. These differences can result in significantly greater price and yield volatility than is the case with traditional fixed-income securities. Mortgage-related securities are subject to both prepayment risk and extension risk. Prepayment risk is the risk that unanticipated prepayments of the underlying mortgages will occur. Unanticipated prepayments generally occur when, as a result of falling interest rates, homeowners refinance their home mortgages. Generally, these unanticipated prepayments must then be invested at lower interest rates, reducing the income of the Fund. In addition, when interest rates fall, prices of mortgage-backed securities may not rise as much as prices of other comparable fixed income securities because investors may anticipate an increase in mortgage prepayments. Extension risk is the risk that rising interest rates may cause prepayments to occur at a slower than expected rate. This particular risk may effectively change a security which was considered short- or intermediate- duration at the time of purchase into a long-duration security. Long-duration securities generally fluctuate more widely in response to changes in interest rates than short- or intermediate-duration securities.

         MORTGAGE PASS-THROUGH SECURITIES are securities representing interests in "pools" of mortgage loans secured by residential or commercial real property in which payments of both interest and principal on the securities are generally made monthly, in effect "passing through" monthly payments made by the individual borrowers on the mortgage loans which underlie the securities (net of fees paid to the issuer or guarantor of the securities).

         Payment of principal and interest on some mortgage pass-through securities (but not the market value of the securities themselves) may be guaranteed by the full faith and credit of the U.S. Government (in the case of securities guaranteed by GNMA); or guaranteed by agencies or instrumentalities of the U.S. Government (in the case of securities guaranteed by FNMA or the Federal Home Loan Mortgage Corporation ("FHLMC"), which guarantees are supported only by the discretionary authority of the U.S. Government to purchase the agency's obligations). Mortgage-related securities created by nongovernmental issuers (such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers) may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities, private insurers or the mortgage poolers.

         ADJUSTABLE RATE MORTGAGE SECURITIES ("ARMS") are pass-through mortgage securities collateralized by mortgages with interest rates that are adjusted from time to time. The adjustments usually are determined in accordance with a predetermined interest rate index and may be subject to certain limits. While values of ARMS, like other fixed-income securities, generally vary inversely with changes in market interest rates (increasing in value during periods of declining interest rates and decreasing in value during periods of increasing interest rates), the values of ARMS should generally be more resistant to price swings than other fixed-income securities because the interest rates of ARMS move with market interest rates. The adjustable rate feature of ARMS will not, however, eliminate fluctuations in the prices of ARMS, particularly during periods of extreme fluctuations in interest rates. Also, since many adjustable rate mortgages only reset on an annual basis, it can be expected that the prices of ARMS will fluctuate to the extent that changes in prevailing interest rates are not immediately reflected in the interest rates payable on the underlying adjustable rate mortgages.

         COLLATERALIZED MORTGAGE OBLIGATIONS ("CMOs") are derivative mortgage-related instruments. CMOs may be collateralized by whole mortgage loans but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC or FNMA. CMOs are structured into multiple classes, with each class bearing a different stated maturity. The principal and interest payments on the underlying mortgages or mortgage pass-through securities may be allocated among the several classes of a CMO in many ways. For example, certain tranches may have variable or floating interest rates and others may be stripped securities which provide only the principal or interest feature of the underlying security. Generally, the purpose of the allocation of the cash flow of a CMO to the various classes is to obtain a more predictable cash flow to certain of the individual classes than exists with the underlying collateral of the CMO. As a general rule, the more predictable the cash flow is on a CMO class, the lower the anticipated yield will be on that tranche at the time of issuance relative to prevailing market yields on mortgage-related securities. As part of the process of creating more predictable cash flows on most of the classes of a CMO, one or more tranches generally must be created that absorb most of the volatility in the cash flows on the underlying mortgage loans. The yields on these classes are generally higher than prevailing market yields on mortgage-related securities with similar maturities. As a result of the uncertainty of the cash flows of theses classes, the market prices of and yields on the classes are generally more volatile. The Funds will not invest in classes that the Adviser believes have risk characteristics greater than those of the underlying collateral, including any classes that have an imbedded leverage component. Classes in which the Funds will not invest include "interest only" or "IO" tranches, "principal only" or "PO" tranches, "inverse floaters," "companion bonds," "Z tranches" and "inverse IOs." The Funds also will not invest in stripped mortgage-backed securities.

         CMOs that are issued or guaranteed by the U.S. Government or by any of its agencies or instrumentalities will be considered U.S. Government securities by the Funds, while other CMOs, even if collateralized by U.S. Government securities, will have the same status as other privately issued securities for purposes of applying a Fund's investment policies.

Asset-Backed Securities.

         Each Fixed Income Fund may invest in asset-backed securities. Such securities represent the application of the securitization techniques used to develop mortgage-related securities to a broad range of other assets. Through the use of trusts and special purpose corporations, various types of assets, primarily automobile and credit card receivables and home equity loans, are being securitized in pass-through structures similar to the mortgage pass-through structures described above or in a pay- through structure similar to the CMO structure.

         In general, the collateral supporting asset-backed securities is of shorter maturity than mortgage loans and is less likely to experience substantial prepayments. As with mortgage-related securities, asset-backed securities are often backed by a pool of assets representing obligations of a number of different parties and use various credit enhancement techniques.

         Generally, asset-backed securities involve many of the risks associated with mortgage-related securities; however, asset-backed securities involve certain risks that are not posed by mortgage-related securities, resulting mainly from the fact that asset-backed securities do not usually contain the complete benefit of a security interest in the related collateral. For example, credit card receivables generally are unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, including the bankruptcy laws, some of which may reduce the ability to obtain full payment. In the case of automobile receivables, due to various legal and economic factors, proceeds for repossessed collateral may not always be sufficient to support payments on these securities.

Foreign Securities.

         Each Fixed Income Fund may invest in foreign fixed income securities denominated in U.S. dollars and Global Fund may also invest in non-dollar denominated foreign securities.

         SECURITIES OF SUPRANATIONAL ORGANIZATIONS. Each Fixed Income Fund may invest in fixed-income securities issued or guaranteed by supranational organizations. Such organizations are entities designated or supported by a government or government entity to promote economic development, and include, among others, the Asian Development Bank, the European Coal and Steel Community, the European Economic Community and the World Bank. These organizations do not have taxing authority and are dependent upon their members for payments of interest and principal. Each supranational entity's lending activities are limited to a percentage of its total capital (including "callable capital" contributed by members at the entity's call), reserves and net income. Securities issued by supranational organizations may be denominated in U.S. dollars or in foreign currencies. Short Fund, Intermediate Fund and Core Fund will invest only in those securities denominated in U.S. dollars. Global Fund is subject to no such limitation. Securities issued or guaranteed by supranational organizations are considered by the Securities and Exchange Commission to be securities in the same industry. Therefore, no Fund will concentrate 25% or more of the value of its assets in securities of a single supranational organization.

         BRADY BONDS. Each Fixed Income Fund may invest in Brady Bonds, which are created through the exchange of existing commercial bank loans to foreign entities for new obligations in connection with debt restructuring under a plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady (the "Brady Plan"). Brady Bonds have been issued only recently and, accordingly, do not have a long payment history. They may be collateralized or uncollateralized and issued in various currencies (although most are dollar-denominated) and they are actively traded in the over-the-counter secondary market.

         DEPOSITORY RECEIPTS AND DEPOSITORY SHARES. Each Fixed Income Fund may invest in ADRs or other similar securities, such as American Depository Shares, Global Depository Receipts and Global Depository Shares. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities. American Depository Shares are convertible into securities of foreign issuers. Global Depository Receipts, which are generally issued by foreign banks and evidence ownership of either foreign or domestic securities, and Global Depository Shares are typically issued in bearer form and are designed for use in European and other international securities markets. Global Depository Receipts and Global Depository Shares may not necessarily be denominated in the same currency as the securities into which they may be converted.

         ADRs, which are U.S. dollar-denominated receipts, are typically issued by domestic banks or trust companies, and represent the deposit with those entities of securities of a foreign issuer. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are publicly traded on exchanges or over-the-counter in the United States and are issued through "sponsored" or "unsponsored" arrangements. In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary's transaction fees, whereas under an unsponsored arrangement, the foreign issuer assumes no obligations and the depositary's transaction fees are paid directly by the ADR holders. In addition, less information is available in the United States about an unsponsored ADR than about a sponsored ADR.
The Funds may invest in ADRs through both sponsored and unsponsored arrangements.

         Generally, ADRs, in registered form, are designed for use in U.S. securities markets. As a result of the absence of established securities markets and publicly owned corporations in certain foreign countries as well as restrictions on direct investment by foreign entities, the Funds may be able to invest in such countries solely or primarily through ADRs or similar securities and government approved investment vehicles. No more than 5% of a Fund's assets will be invested in ADRs sponsored by persons other than the underlying issuers. Issuers of the stock of such unsponsored ADRs are not obligated to disclose material information in the United States and, therefore, there may not be a correlation between such information and the market value of such ADRs.

         RISKS OF INVESTING IN FOREIGN SECURITIES. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These include differences in accounting, auditing and financial reporting standards; generally higher commission rates on foreign portfolio transactions; the possibility of nationalization, expropriation or confiscatory taxation; adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency from a country); and political instability which could affect U.S. investments in foreign countries. There is generally less publicly available information about foreign companies than is available about companies in the United States. Foreign companies are not subject to uniform audit and financial reporting standards, practices and requirements comparable to those in the United States. Additionally, foreign securities and dividends and interest payable on those securities may be subject to foreign taxes, including taxes withheld from payments on those securities. Foreign securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Additional costs associated with an investment in foreign securities may include higher custodial fees than domestic custodial arrangements and transaction costs of foreign currency conversions.

         Foreign securities involve currency risks. Changes in foreign exchange rates also will affect the value of securities denominated or quoted in currencies other than the U.S. dollar. The U.S. dollar value of a foreign security tends to decrease when the value of the dollar rises against the foreign currency in which the security is denominated and tends to increase when the value of the dollar falls against such currency. Fluctuations in exchange rates may also affect the earning power and asset value of the foreign entity issuing the security. Dividend and interest payments may be returned to the country of origin, based on the exchange rate at the time of disbursement, and restrictions on capital flows may be imposed. Losses and other expenses may be incurred in converting between various currencies in connection with purchases and sales of foreign securities.

Foreign Index Linked Securities.

         Each Fixed Income Fund may invest up to 10% of its total assets in instruments that return principal and/or pay interest to investors in amounts which are linked to the level of a particular foreign index ("Foreign Index Linked Securities"). A foreign index may be based upon the exchange rate of a particular currency or currencies or the differential between two currencies, or the level of interest rates in a particular country or countries or the differential in interest rates between particular countries. In the case of Foreign Index Linked Securities linking the principal amount to a foreign index, the amount of principal payable by the issuer at maturity will increase or decrease in response to changes in the level of the foreign index during the term of the Foreign Index Linked Securities. In the case of Foreign Index Linked Securities linking the interest component to a foreign index, the amount of interest payable will adjust periodically in response to changes in the level of the foreign index during the term of the Foreign Index Linked Security. Foreign Index Linked Securities may be issued by a U.S. or foreign governmental agency or instrumentality or by a private domestic or foreign issuer. Only Foreign Index Linked Securities issued by foreign governmental agencies or instrumentalities or by foreign issuers will be considered foreign securities for purposes of the Funds' investment policies and restrictions.

         Foreign Index Linked Securities may offer higher yields than comparable securities linked to purely domestic indexes but also may be more volatile. Foreign Index Linked Securities are relatively recent innovations for which the market has not yet been fully developed and, accordingly, they typically are less liquid than comparable securities linked to purely domestic indexes. In addition, the value of Foreign Index Linked Securities will be affected by fluctuations in foreign exchange rates or in foreign interest rates. If the Adviser is incorrect in its prediction as to the movements in the direction of particular foreign currencies or foreign interest rates, the return realized by a Fund on Foreign Index Linked Securities may be lower than if the Fund had invested in a similarly rated domestic security.

Corporate Fixed-Income Securities.

         Each Fixed Income Fund may each invest in corporate fixed-income securities, which include corporate bonds, debentures, notes and other similar corporate debt instruments, including convertible securities.

         Fixed-income securities may be acquired with warrants attached. Corporate income-producing securities may also include forms of preferred or preference stock. The risks inherent in debt securities depend primarily on the term and quality of the obligations in a Fund's portfolio as well as on market conditions. A decline in the prevailing levels of interest rates generally increases the value of debt securities, while an increase in rates usually reduces the value of those securities. The rate of return or return of principal on some fixed-income obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies. See "-- Foreign Index Linked Securities."

         The Fixed Income Funds' investments in corporate fixed-income securities may also include zero coupon, pay-in-kind and delayed interest securities. Zero coupon securities pay no cash income to their holders until they mature and are issued at substantial discounts from their value at maturity. When held to maturity, their entire return comes from the difference between their purchase price and their maturity value. Pay-in-kind securities pay interest through the issuance to the holders of additional securities. Delayed interest securities are securities that remain zero coupon securities until a predetermined date at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. Because interest on zero coupon, pay-in-kind and delayed interest securities is not paid on a current basis, the values of securities of this type are subject to greater fluctuations than the values of securities that distribute income regularly and they may be more speculative than such securities. Accordingly, the values of these securities may be highly volatile as interest rates rise or fall. In addition, a Fund's investments in zero coupon, pay-in-kind and delayed interest securities will result in special tax consequences. Although zero coupon securities do not make interest payments, for tax purposes a portion of the difference between a zero coupon security's maturity value and its purchase price is taxable income of the Fund each year.

THE EQUITY FUNDS

GENERAL

         VAM Mid Cap Stock Fund ("Mid Cap Fund") and VAM Growth Stock Fund ("Growth Fund") (collectively, the "Equity Funds") invest in common stocks and are therefore subject to market risk. Market risk is the risk that a security will be worth less when it is sold than when it was bought due to any number of factors, including reduced demand or loss of investor confidence in the market. The stock market tends to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. As a result, the value of each Fund's shares will vary. Because of the risks associated with common stock investments, the Funds are intended to be long-term investment vehicles and are not designed to provide investors with a means of speculating on short-term market movements. Investors should be willing to accept the risk of the potential for sudden, sometimes substantial declines in market value.

         Companies in which Mid Cap Fund invests may involve certain special risks. Mid cap companies may have limited product lines, markets or financial resources, and they may be dependent on a limited management group. The securities of mid cap companies may have limited market stability and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or the market averages in general. Thus, shares of Mid Cap Fund may be subject to greater fluctuation in value than shares of a more conservative equity fund.

         The investment techniques used by the Funds also pose certain risks. See "Investment Techniques, Strategies and Risks."

INVESTMENT OBJECTIVES AND POLICIES OF MID CAP FUND AND GROWTH FUND

         The investment objective of Mid Cap Fund is long-term capital appreciation. The Fund will attempt to achieve its objective by investing primarily (at least 65% of its total assets under normal market conditions) in common stocks of mid-sized companies which the Adviser believes have the potential for high earnings growth. The mid-sized companies in which the Fund invests have stock market capitalizations within the range of market capitalizations for those companies included in the S&P MidCap 400 Index ($148 million to $7.3 billion as of January 31, 1997) or the Russell Mid Cap Index at the time of purchase. Mid Cap Fund has been designed to provide investors with potentially greater long-term rewards than provided by an investment in a fund that seeks capital appreciation from common stocks with more established earnings histories.

         Mid Cap Fund will invest in common stocks of companies which the Adviser believes to be undervalued and to have the potential for high earnings growth. Companies in which the Fund invests generally will meet one or more of the following criteria: high historical earnings-per-share growth; high projected future earnings-per-share growth; an increase in research analyst earnings estimates; attractive relative price to earnings ratios; and high relative discounted cash flows. In selecting the Fund's investments, the Adviser also focuses on companies with capable management teams, strong industry positions, sound capital structures, high returns on equity, high reinvestment rates and conservative financial accounting policies.

         The investment objective of Growth Fund is long-term capital appreciation. The Fund will attempt to achieve its objective by investing primarily (at least 65% of its total assets under normal market conditions) in common stocks diversified among individual companies and industries.

         Growth Fund will invest in common stocks of companies which the Adviser believes offer the potential for long-term capital appreciation. Some of the factors the Adviser will consider in making the Fund's investments are increasing demand for a company's products or services, the belief that a company's securities are temporarily undervalued, the development of new or improved products or services, the probability of increased operating efficiencies, changes in management, emphasis on research and development, cyclical conditions, or possible mergers or acquisitions.

         Up to 10% of each Equity Fund's total assets may be invested in foreign securities. See "--The Fixed Income Funds--Characteristics and Risks of Certain Debt Securities--Foreign Securities--Risks of Investing in Foreign Securities" for a discussion of the risks associated with investments in foreign securities.

         Each Equity Fund may also invest in preferred stocks, convertible bonds, convertible debentures, convertible notes, convertible preferred stocks and warrants or rights. To the extent that a Fund invests in convertible debt securities, those securities will be purchased on the basis of their equity characteristics, and ratings, if any, of those securities will not be an important factor in their selection. For more information on warrants, see "Investment Policies and Restrictions--Warrants in the Statement of Additional Information. In addition, as a means of regulating exposure to the equity markets, the Equity Funds may invest to the extent permitted by law in securities issued by other registered investment companies, including those traded on securities exchanges, that invest principally in securities in which the respective Fund is authorized to invest. To the extent a Fund invests in other investment companies, the Fund's shareholders will incur certain duplicative fees and expenses, including investment adviser fees. Exchange traded investment company securities typically trade at prices that differ from the company's net asset value per share and often trade at a discount to net asset value. The Equity Funds will purchase exchange traded investment company securities only in the secondary market and not in an initial offering.

         The Equity Funds may write covered put and call options on the securities in which they may invest, purchase put and call options with respect to such securities, and enter into closing purchase and sale transactions with respect thereto. The Equity Funds may also purchase and write put and call options on stock indexes listed on national securities exchanges. In addition, solely for the purpose of hedging against changes in the value of its portfolio securities due to anticipated changes in the market, the Equity Funds may enter into stock index futures contracts and interest rate futures contracts, purchase and write put or call options on such contracts, and close such contracts and options. Each Equity Fund may purchase and sell securities on a when-issued or delayed-delivery basis and enter into forward commitments to purchase securities, lend its securities to brokers, dealers and other financial institutions to earn income, and enter into reverse repurchase agreements as a means of borrowing money for investment purposes. See "Investment Techniques, Strategies and Risks."

TEMPORARY INVESTMENTS

         Each Fund may retain cash or invest in short-term money market instruments when economic or market conditions are such that the Adviser deems a temporary defensive position to be appropriate. Even when a Fund is fully invested, normally up to 5% of the Fund's total assets will be held in short-term money market securities and cash to pay redemption requests and Fund expenses. Investments in short-term money market securities may include obligations of the U.S. Government and its agencies and instrumentalities, time deposits, bank certificates of deposit, bankers' acceptances, high-grade commercial paper and other money market instruments. See "Investment Objectives, Policies and Restrictions" in the Statement of Additional Information.

                   INVESTMENT TECHNIQUES, STRATEGIES AND RISKS

         The following discussion describes in greater detail some of the investment techniques that the Funds may employ from time to time. Additional information may be found in the Statement of Additional Information.

ILLIQUID SECURITIES

         Each Fund may invest up to 15% of its net assets in illiquid securities, which are securities that cannot be sold in the ordinary course of business within seven days at approximately the price at which the Fund has valued the securities. Each Fund may invest in nonpublicly traded securities (commonly referred to as "restricted securities"), which are securities that subject to contractual or legal restrictions on transfer.

         "Restricted securities" are securities which were originally sold in private placements and which have not been registered under the Securities Act of 1933 (the "1933 Act"). Such securities generally have been considered illiquid, since they may be resold only subject to statutory restrictions and delays or if registered under the 1933 Act. In 1990, however, the Securities and Exchange Commission adopted Rule 144A under the 1933 Act, which provides a safe harbor exemption from the registration requirements of the 1933 Act for resales of restricted securities to "qualified institutional buyers," as defined in the rule. The result of this rule has been the development of a more liquid and efficient institutional resale market for restricted securities. Thus, restricted securities are no longer necessarily illiquid. The Funds may therefore invest in Rule 144A securities and treat them as liquid when they have been determined to be liquid by the Board of Directors of the Company or by the Adviser or Sub-Adviser subject to the oversight of and pursuant to procedures adopted by the Board of Directors. Similar determinations may be made with respect to commercial paper issued in reliance on the so-called "private placement" exemption from registration under Section 4(2) of the 1933 Act.

         Illiquid securities may offer a higher yield than securities which are more readily marketable, but they may not always be marketable on advantageous terms. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. A Fund may be restricted in its ability to sell such securities at a time when the Adviser deems it advisable to do so. In addition, in order to meet redemption requests, a Fund may have to sell other assets, rather than such illiquid securities, at a time which is not advantageous.

         A Fund's purchase of Rule 144A securities could have the effect of increasing the level of illiquidity in the Fund to the extent that qualified institutional buyers become uninterested for a time in purchasing Rule 144A securities held by the Fund.

REPURCHASE AGREEMENTS

         Each Fund may engage in repurchase agreement transactions with respect to instruments in which the Fund is authorized to invest. Repurchase agreements are transactions by which a Fund purchases a security and simultaneously commits to resell that security to the seller (a bank or securities dealer) at an agreed upon price on an agreed upon date. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or date of maturity of the purchased security. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. In these transactions, the Fund will hold collateral at its custodian bank having a total value equal to or in excess of the repurchase price. In entering into a repurchase agreement, a Fund bears a risk of loss in the event that the other party to the transaction defaults on its obligations and the Fund is delayed or prevented from exercising its rights to dispose of the collateral, including the risk of a possible decline in the value of the collateral during the period in which the Fund seeks to assert its rights to such collateral, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement. Repurchase agreements maturing in more than seven days are considered illiquid and subject to each Fund's restriction on investing in illiquid securities.

REVERSE REPURCHASE AGREEMENTS

         Each Fund may engage in "reverse repurchase agreements" with banks and securities dealers. Reverse repurchase agreements will be used as a means of borrowing for investment purposes. A reverse repurchase agreement involves the sale of a security by a Fund and its agreement to repurchase the instrument at a specified time and price. At the time a Fund enters into a reverse repurchase agreement, cash, U.S. Government securities or other liquid securities having a value sufficient to make payments for the securities to be repurchased will be segregated, and will be maintained throughout the period of the obligation. The use of reverse repurchase agreements by a Fund creates leverage, which increases a Fund's investment risk. If the income and gains on securities purchased with the proceeds of reverse repurchase agreements exceed the cost of the agreements, the Fund's earnings or net asset value will increase faster than otherwise would be the case; conversely, if the income and gains fail to exceed the cost, earnings or net asset value would decline faster than otherwise would be the case.

BORROWING

         Each Fund may borrow money from banks for temporary or emergency purposes in an amount up to one-third of the value of the Fund's total assets. Reverse repurchase agreements are not included in this limitation. See "--Reverse Repurchase Agreements" above. Interest paid by a Fund on borrowed funds would decrease the net earnings of that Fund. None of the Funds will purchase portfolio securities while outstanding borrowings (other than reverse repurchase agreements) exceed 5% of the value of the Fund's total assets. Each Fund may mortgage, pledge or hypothecate its assets to secure temporary or emergency borrowing. The policies set forth in this paragraph are fundamental and may not be changed with respect to a Fund without the approval of a majority of that Fund's shares.

WHEN-ISSUED SECURITIES

         Each Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis. When such transactions are negotiated, the price is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. The Funds will not accrue income with respect to when-issued or forward commitment securities prior to their stated delivery date. Pending delivery of the securities, each Fund maintains in a segregated account cash or liquid securities in an amount sufficient to meet its purchase commitments. The Funds will likewise segregate securities they sell on a forward commitment basis.

         The purchase of securities on a when-issued or forward commitment basis exposes a Fund to risk because the securities may decrease in value prior to their delivery. Purchasing securities on a when-issued or forward commitment basis involves the additional risk that the return available in the market when the delivery takes place will be higher than that obtained in the transaction itself. A Fund's purchase of securities on a when-issued or forward commitment basis while remaining substantially fully invested increases the amount of the Fund's assets that are subject to market risk to an amount that is greater than the Fund's net asset value, which could result in increased volatility of the price of the Fund's shares. Placing securities rather than cash in the segregated account referred to in the previous paragraph may have a leveraging effect on a Fund's net asset value per share; that is, to the extent that a Fund remains substantially fully invested in securities at the same time that it has committed to purchase securities on a when-issued or forward commitment basis, greater fluctuations in its net asset value per share may occur than if it had set aside cash to satisfy its purchase commitments.

MORTGAGE DOLLAR ROLLS

         Consistent with their ability to purchase securities on a when-issued or forward commitment basis, each Fixed Income Fund may enter into mortgage "dollar rolls" in which a Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. The Fund entering into the dollar roll gives up the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase plus any fee income received. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of a Fund compared with what such performance would have been without the use of mortgage dollar rolls. Each Fund entering into mortgage dollar roll transactions will hold and maintain in a segregated account until the settlement date cash or liquid securities in an amount equal to the forward purchase price. The benefits derived from the use of mortgage dollar rolls may depend upon the Adviser's ability to predict correctly mortgage prepayments and interest rates. There is no assurance that mortgage dollar rolls can be successfully employed. In addition, as discussed above with respect to when-issued and forward commitment purchases, the use of mortgage dollar rolls by a Fund while remaining substantially fully invested in securities may result in greater fluctuations in the net asset value of a Fund's shares than would have occurred had the Fund set aside cash to satisfy its purchase commitments.

LOANS OF PORTFOLIO SECURITIES

         For the purpose of achieving income, each Fund may lend portfolio securities up to one-third of the value of its total assets to broker-dealers, banks or other financial borrowers of securities. As with other extensions of credit there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. However, the Funds will receive collateral in the form of cash, U.S. Government securities or other high-grade debt obligations equal to at least 100% of the value of the securities loaned. The value of the collateral and of the securities loaned will be marked to market on a daily basis. During the time portfolio securities are on loan, the borrower pays the Fund an amount equivalent to any dividends or interest paid on the securities and the Fund may invest the cash collateral and earn additional income or may receive an agreed upon amount on interest income from the borrower. However, the amounts received by the Fund may be reduced by finders' fees paid to broker-dealers and related expenses.

HEDGING TECHNIQUES

         To the extent permitted by the investment objective and policies of each Fund, the Funds may purchase and sell put and call options on securities and securities indexes, enter into futures contracts and use options on futures contracts as further described below. Certain Funds also may enter into swap agreements with respect to interest rates and securities indexes. The Funds may use these techniques to hedge against changes in interest rates or securities prices, to generate income, to facilitate allocation of a Fund's investments among asset classes or otherwise as part of their overall investment strategies. The Funds will maintain segregated accounts consisting of cash, U.S. Government securities, or other liquid securities (or, as permitted by applicable regulation, enter into certain offsetting positions) to cover their obligations under options and futures contracts to avoid leveraging of the Funds.

         OPTIONS. A Fund may purchase put options on securities to protect holdings on an underlying or related security against a substantial decline in market value. A Fund may purchase call options on securities to protect against substantial increases in prices of securities the Fund intends to purchase pending its ability to invest in such securities in an orderly manner. A Fund may sell put or call options it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option which is sold. A Fund may write a call or put option only if the option is "covered" by the Fund holding a position in the underlying securities or by other means which would permit immediate satisfaction of the Fund's obligation as writer of the option. Prior to exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series.

         The purchase and writing of options involves certain risks. During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase above the exercise price in the underlying securities, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying securities at the exercise price. If a put or call option purchased by a Fund is not sold when it has remaining value, and if the market price of the underlying security, in the case of a put, remains equal to or greater than the exercise price or, in the case of a call, remains less than or equal to the exercise price, the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. There can be no assurance that a liquid market will exist when a Fund seeks to close out an option position. Furthermore, if trading restrictions or suspensions are imposed on the options markets, a Fund may be unable to close out a position.

         The Funds may purchase and sell both exchange traded options and over-the-counter options. Over-the-counter options differ from traded options in that they are two-party contracts with price and other terms negotiated between buyer and seller and generally do not have as much market liquidity as exchange-traded options.

         FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS. Certain Funds may invest, as set forth under "Investment Objectives and Policies," in interest rate futures contracts, stock index futures contracts and options thereon ("futures options").

         There are several risks associated with the use of futures and futures options for hedging purposes. There can be no guarantee that there will be a correlation between price movements in the hedging vehicle and in the portfolio securities being hedged. An incorrect correlation could result in a loss on both the hedged securities in a Fund and the hedging vehicle so that the portfolio return might have been greater had hedging not been attempted. There can be no assurance that a liquid market will exist at a time when a Fund seeks to close out a futures contract or a futures option position. Most futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single day; once the daily limit has been reached on a particular contract, no trades may be made that day at a price beyond that limit. In addition, certain of these instruments are relatively new and without a significant trading history. As a result, there is no assurance that an active secondary market will develop or continue to exist. Lack of a liquid market for any reason may prevent a Fund from liquidating an unfavorable position and the Fund would remain obligated to meet margin requirements until the position is closed.

         The Funds other than Global Fund will only enter into futures contracts or futures options which are standardized and traded on a U.S. exchange or board of trade, or similar entity, or quoted on an automated quotation system. Each Fund will use financial futures contracts and related options only for "bona fide hedging" purposes, as such term is defined in applicable regulations of the Commodity Futures Trading Commission or, with respect to positions in financial futures and related options that do not qualify as "bona fide hedging" positions, will enter such non-hedging positions only to the extent that aggregate initial margin deposits plus premiums paid by it for open futures option positions, less the amount by which any such positions are "in-the-money," would not exceed 5% of the Fund's total assets.

         FOREIGN OPTIONS AND FUTURES TRANSACTIONS. In addition to purchasing and selling options on securities (including foreign securities) and entering into interest rate futures contracts and options thereon, Global Fund may buy and sell foreign currency futures contracts and options on foreign currencies and foreign currency futures. Transactions in options and futures contracts conducted outside of the United States are subject to the risk of governmental actions affecting trading in or the prices of foreign currencies or securities. The value of such positions also could be adversely affected by (a) other complex foreign political and economic factors; (b) lesser availability than in the United States of data on which to make trading decisions; (c) delays in a Fund's ability to act upon economic events occurring in foreign countries during nonbusiness hours in the United States; (d) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States; and (e) lesser trading volume. In addition, such transactions may not involve a clearing mechanism and related guarantee.

         FOREIGN CURRENCY TRANSACTIONS. Global Fund may enter into forward foreign currency exchange contracts to reduce the risks of adverse changes in foreign exchange rates. Foreign currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or perceived changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks or the failure to intervene, or by currency controls or political developments in the U.S. or abroad.

         A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. By entering into a forward foreign currency contract, the Fund "locks in" the exchange rate between the currency it will deliver and the currency it will receive for the duration of the contract. As a result, the Fund reduces its exposure to changes in the value of the currency it will deliver and increases its exposure to changes in the value of the currency it will exchange into. The effect on the value of the Fund is similar to selling securities denominated in one currency and purchasing securities denominated in another. The Fund may enter into these contracts for the purpose of hedging against foreign exchange risk arising from the Fund's investment or anticipated investment in securities denominated in foreign currencies. Global Fund may also enter into these contracts for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. For additional information, see "Investment Policies and Restrictions -- Foreign Currency Transactions" in the Statement of Additional Information.

         SWAP AGREEMENTS. The Fixed Income Funds may enter into interest rate and securities index swap agreements for purposes of attempting to obtain a particular desired return at a lower cost to such Funds than if such Funds had invested directly in an instrument that yielded that desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or "swapped" between the parties are calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a "basket" of securities representing a particular index. Commonly used swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or "cap;" interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified level, or "floor;" and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

         The "notional amount" of the swap agreement is only a fictive basis on which to calculate the obligations which the parties to a swap agreement have agreed to exchange. Most swap agreements entered into by the Funds would calculate the obligations of the parties to the agreement on a "net basis." Consequently, a Fund's obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). A Fund's obligations under a swap agreement will be accrued daily (offset against amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash, U.S. Government securities, or high grade debt obligations, to avoid any potential leveraging of the Fund's portfolio. A Fund will not enter into a swap agreement with any single party if the net amount owed or to be received under existing contracts with that party would exceed 5% of the Fund's assets.

         Whether a Fund's use of swap agreements will be successful in furthering its investment objective will depend on the Adviser's ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Because they are two-party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid. Moreover, a Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The Adviser or Sub-Adviser will cause a Fund to enter into swap agreements only with counterparties that would be eligible for consideration as repurchase agreement counterparties under the Fund's repurchase agreement guidelines. Certain restrictions imposed on the Funds by the Internal Revenue Code may limit the Funds' ability to use swap agreements. The swaps market is a relatively new market and is largely unregulated. It is possible that developments in the swaps market, including potential government regulation, could adversely affect a Fund's ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

PORTFOLIO TURNOVER

         It is anticipated that under normal market conditions, the annual rate of portfolio turnover will not exceed _____% for Short Fund, _____% for Intermediate Fund, _____% for Core Fund, _____% for Global Fund, _____% for Mid Cap Fund and _____% for Growth Fund. A 100% portfolio turnover rate would occur, for example, if all of the securities in a Fund's portfolio (other than short-term securities) were replaced once during the fiscal year. Portfolio turnover could be greater than the rates indicated above in periods of unusual market movement and volatility. A higher portfolio turnover rate would result in higher brokerage commissions or other transactional expenses, which must be borne, directly or indirectly, by a Fund and ultimately by the Fund's shareholders. High portfolio turnover also may increase short-term capital gains, which are taxable as ordinary income when distributed to shareholders. For information on how portfolio turnover rate is calculated, see "Investment Objectives and Policies -- Portfolio Turnover" in the Statement of Additional Information.

                             INVESTMENT RESTRICTIONS

         Each Fund has adopted certain investment restrictions in addition to those set forth above, which are set forth in their entirety in the Statement of Additional Information. Certain of these restrictions are fundamental and cannot be changed without shareholder approval, including the following: (1) No Fund (other than Global Fund) will, with respect to 75% of its total assets, invest more than 5% of its total assets (taken at market value at the time of such investment) in securities of any one issuer, except that this restriction does not apply to U.S. Government Securities. (2) No Fund will concentrate 25% or more of its total assets in any particular industry, except that this restriction does not apply to U.S. Government Securities. Except for each Fund's policy regarding borrowing, if a percentage restriction is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in values or assets will not constitute a violation of such restriction.

                             HOW TO PURCHASE SHARES

GENERAL

         Shares of each Fund are purchased at the net asset value per share next calculated after receipt of the purchase order, without a sales charge. The minimum initial investment in each Fund is $100,000 and the minimum additional investment is $10,000. Purchases of Fund shares will be made in full and fractional shares. In the interest of economy and convenience, certificates for shares will generally not be issued. Each Fund reserves the right, in its absolute discretion, to reject any order for the purchase of its shares.

         Shares of the Funds may be purchased by opening an account either by mail or by phone. An order will be deemed to have been placed at the time that payment is received. Dividend income begins to accrue on the day that payment is received. If payment is made by check, payment is considered received on the day the check is received if the check is drawn upon a member bank of the Federal Reserve System within the Ninth Federal Reserve District (Michigan's Upper Peninsula, Minnesota, Montana, North Dakota, South Dakota and northwestern Wisconsin). In the case of other checks, payment is considered received when the check is converted into "Federal Funds," i.e., monies of member banks within the Federal Reserve System that are on deposit at a Federal Reserve Bank, normally within two days after receipt.

         An investor who may be interested in having shares redeemed shortly after purchase should consider making unconditional payment by certified check, by transmitting Federal Funds by wire or other means approved in advance by the Underwriter. Payment of redemption proceeds will be delayed as long as necessary to verify by expeditious means that the purchase payment has been or will be collected. Such period of time typically will not exceed 15 days.

PURCHASES BY MAIL

           To open an account by mail, complete the general authorization form attached to this Prospectus and mail it along with a check payable to the appropriate Fund, to Voyageur Asset Management LLC, 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.

PURCHASES BY TELEPHONE

         To open an account by telephone, call 612-376-7000 or 800-553-2143 to obtain an account number and instructions. Information concerning the account will be taken over the phone. The investor must then request a commercial bank with which he or she has an account and which is a member of the Federal Reserve System to transmit Federal Funds by wire to the appropriate Fund as follows:

      First Bank, N.A., ABA #091000022
      For credit of: (insert applicable Fund name)
      Checking Account No.:

          VAM Global Fixed Income Fund                           1702-2514-4063
          VAM Short Duration Total Return Fund                   1731-0311-7318
          VAM Intermediate Duration Total Return Fund            1731-0311-7326
          VAM Core Total Return Fund                             1731-0311-7334
          VAM Mid Cap Stock Fund                                 1731-0311-7342
          VAM Growth Stock Fund                                  1731-0311-7359

      Account Number: (assigned by telephone)

         Information on how to transmit Federal Funds by wire is available at any national bank or any state bank that is a member of the Federal Reserve System. The bank may charge the shareholder for the wire transfer. If the phone order and Federal Funds are received before the close of trading on the Exchange, the order will be deemed to become effective at that time. Otherwise, the order will be deemed to become effective as of the close of trading on the Exchange on the next day the Exchange is open for trading. The investor will be required to complete the general authorization form attached to this Prospectus and mail it to the appropriate Fund after making the initial telephone purchase.

                               HOW TO SELL SHARES

WRITTEN REDEMPTIONS

         Each Fund will redeem its shares in cash at the net asset value next determined after receipt of a shareholder's written request for redemption in "good order." "Good order" means that the redemption request must be executed exactly as the shares are registered. If the redemption proceeds are to be paid to the registered holder(s), a signature guarantee is not normally required. A signature guarantee is required in certain other circumstances. See "Redemptions" in the Statement of Additional Information.

TELEPHONE REDEMPTION

         Shareholders of any Fund redeeming at least $1,000 may do so by telephoning 612-376-7000 or 800-553-2143. The applicable section of the authorization form must have been completed and filed with the Fund before the telephone request is received. Shares will be redeemed at their net asset value next determined following a Fund's receipt of the redemption request. The proceeds of the redemption will be paid by check mailed to the shareholder's address of record or, if requested at the time of redemption, by wire to the bank designated on the general authorization form.

         The Funds will employ reasonable procedures to confirm that telephone requests are genuine, including requiring that payment be made only to the address of record or the bank account designated on the authorization form and requiring certain means of telephonic identification. The Adviser and Distributor will not be liable for following instructions which are reasonably believed to be genuine.

         Each Fund reserves the right at any time to suspend or terminate telephone redemptions or to impose a fee for this service. There is currently no additional charge to the shareholder for use of the telephone redemption procedure.

ADDITIONAL REDEMPTION INFORMATION

         Shareholders who have submitted a request to one of the Funds for redemption of their shares will not earn any income on such shares on the redemption date. If shares for which payment has been collected are redeemed, payment must be made within seven days. Each Fund may suspend this right of redemption and may postpone payment only when the Exchange is closed for other than customary weekends or holidays, or if permitted by the rules of the Securities and Exchange Commission during periods when trading on the Exchange is restricted or during any emergency which makes it impracticable for such Fund to dispose of its securities or to determine fairly the value of its net assets or during any other period permitted by order of the Commission for the protection of investors.

         Each Fund reserves the right and currently plans to redeem Fund shares and mail the proceeds to the shareholder if at any time the value of Fund shares in the account falls below a specified value, currently set at $1,000. Shareholders will be notified and will have 60 days to bring the account up to the required value before any redemption action will be taken by a Fund.

                               EXCHANGE PRIVILEGE

         Shares may be exchanged for shares of any of the other VAM Funds or any money market fund available through the Adviser, provided that the shares to be acquired in the exchange are eligible for sale in the shareholder's state of residence. An exchange must meet the minimum account size requirement of the Fund; however, if an account is in existence, the minimum amount which may be exchanged into that account is $1,000. The exchange will be made on the basis of the relative net asset values next determined after receipt of the exchange request. The Underwriter reserves the right, upon 60 days' prior notice, to restrict the frequency of, or otherwise modify, condition, terminate or impose charges upon, exchanges. An exchange is considered to be a sale of shares on which the investor may realize a capital gain or loss for income tax purposes. Exchange requests should be placed directly with the Fund by calling 800-553-2143.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE FUNDS

         The Board of Directors of the Company is responsible for managing the business and affairs of the Funds. The names, addresses, principal occupations and other affiliations of Directors and executive officers of the Company are set forth in the Statement of Additional Information.

INVESTMENT ADVISER

         VAM LLC has been retained under an investment advisory agreement (the "Advisory Agreement") with the Company to act as each Fund's investment adviser, subject to the authority of the Board of Directors. The Adviser and the Underwriter are each indirect wholly owned subsidiaries of Dougherty Financial Group LLC ("DFG"), which is owned approximately _____% by Michael E. Dougherty, _____% equally by James O. Pohlad, Robert C. Pohlad and William M. Pohlad, and
______% by certain employees of DFG. Mr. Dougherty co-founded the predecessor of DFG in 1977 and has served as Chairman of the Board and Chief Executive officer of DFG since inception. As of _________, 1997, the Adviser and its affiliates served as the manager to one open-end investment company (comprising three separate investment portfolios), administered numerous private accounts and managed approximately $ ___ billion in assets. The Adviser's principal business address is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.

         The Funds pay the Adviser monthly investment advisory and management fees equivalent on an annual basis to 1.00% of the average daily net assets of Mid Cap Fund and Growth Fund, .70% of the average daily net assets of Global Fund, and .50% of the average daily net assets of Short Fund, Intermediate Fund and Core Fund. The fees paid by Growth Fund and Mid Cap Fund are higher than fees paid by most other similar investment companies.

SUBADVISER

         Lazard London International Investment Management (the 'Subadviser") is the wholly owned SEC-registered investment advisory subsidiary of Lazard Brothers & Co., Limited. Founded in 1870, Lazard Brothers & Co., Limited is based in London and is one of the leading merchant banks in Europe. The address of the Subadviser is 21 Moorfields, London EC2P 2HT.

         The fixed income investment style of Lazard's is that of a "top down" specialist, with asset allocation refined through the application of quantitative techniques. Investment policy is based on an examination of long term global macroeconomic fundamentals over a medium term time horizon. The process seeks to add value from active management of currency exposure, country allocation and the overall duration decision. The use of currency and interest derivatives is emphasized in the implementation and control of risk.

         The Sub-Advisory Agreement between the Adviser and the Subadviser provides that the Subadviser is entitled to a fee paid by the Adviser, which is accrued daily and paid monthly, equal to an annual rate of .35% of Global Fund's average daily net assets. Global Fund pays no direct fee to the Subadviser.

PORTFOLIO MANAGEMENT

         Jane M. Wyatt, Chief Investment Officer of the Adviser, has overall supervisory responsibility with respect to all open-end funds managed by the Adviser. The day-to-day portfolio manager of Core Fund and Intermediate Fund is Mark L. Simenstad. Mr. Simenstad is a Senior Vice President and Head of Taxable Fixed Income of the Adviser. Mr. Simenstad joined the Adviser in July 1996, prior to which he was a Senior Portfolio Manager at Investment Advisers, Inc. in Minneapolis from 1993 to June 1996 and a Portfolio Manager at Lutheran Brotherhood in Minneapolis from 1983 to 1993. He has an M.B.A. from the University of Minnesota, is a Chartered Financial Analyst and has been in the investment industry since 1983. The day-to-day manager of Short Fund is Jan Mowbray. Ms. Mowbray joined the Adviser in 1985 and is a Vice President and Taxable Fixed Income Portfolio Manager. Ms. Mowbray is a Chartered Financial Analyst and has been in the investment industry since 1983. The day-to-day portfolio managers of Global Fund are Patrick Shine, Ian Donald and Liisa Salojarvi. Mr. Shine, Deputy head of fixed income Investments, joined the Subadviser in 1991 and is the senior fixed income portfolio manager. Mr. Donald has been Fixed Income Portfolio Manager of the Subadviser since 1987. Ms. Salojarvi has been a Senior Portfolio Manager of the Subadviser since 1994, prior to which she served with Nomur Research Institute, UBS Phillips & Drew and Balties Finance in Copenhagen. Ms. Salojarvi is a Danish national. The day-to-day portfolio manager of the U.S. securities in Global Fund's portfolio is Mr. Simenstad. The day-to-day portfolio manager of Mid Cap Fund is Tony Elavia. Mr. Elavia has been a Senior Equity Portfolio Manager of the Adviser since March 1995, prior to which he had been a Senior Vice President of Piper Capital Management Incorporated, Minneapolis since 1991. Mr. Elavia has over 8 years of investment experience. The day-to-day portfolio manager of Growth Fund is James King. Mr. King has been a Senior Equity Portfolio Manager of the Adviser since 1990 and was a director of the Adviser and the Underwriter from 1993 through 1995. Mr. King has over 30 years of investment experience.

THE UNDERWRITER

         Shares of the Funds are distributed through Dougherty Dawkins LLC (the "Underwriter") pursuant to a Distribution Agreement between the Underwriter and the Company. No compensation is paid by the Funds under the Distribution Agreement.

CUSTODIAN

         First Trust National Association serves as the custodian of each Fund's portfolio securities and cash.

DIVIDEND DISBURSING, TRANSFER, ADMINISTRATIVE AND ACCOUNTING SERVICES AGENT

         VAM LLC acts as each Fund's dividend disbursing, transfer, administrative and accounting services agent to perform dividend-paying functions, to calculate each Fund's daily share price, to maintain shareholder records and to perform certain regulatory reporting and compliance related services for the Funds pursuant to an Administrative Services Agreement. For more information, see "The Investment Adviser, Sub-Adviser and Administrative Services-- Expenses of the Funds" in the Statement of Additional Information.

EXPENSES OF THE FUNDS

         Each Fund's expenses include, among others, fees of Directors, expenses of Directors' and shareholders' meetings, insurance premiums, expenses of redemption of shares, expenses of the issue and sale of shares (to the extent not otherwise borne by the Underwriter), expenses of printing and mailing and shareholder statements, association membership dues, charges of the Fund's custodian, bookkeeping, auditing and legal expenses, the fees and expenses of registering the Fund and its shares with the Securities and Exchange Commission and registering or qualifying its shares under state securities laws, and expenses of preparing and mailing prospectuses and reports to existing shareholders. The Adviser and the Underwriter reserve the right to voluntarily waive their fees in whole or part and to voluntarily absorb certain other of the Funds' expenses so that Total Operating Expenses of each Fund for the fiscal year ending October 31, 1997 are no greater than those set forth under "Fees and Expenses." After October 31, 1997, such voluntary fee and expense waivers may be discontinued or modified by the Adviser or the Distributor in their discretion.

PORTFOLIO TRANSACTIONS

         No Fund will effect any brokerage transactions in its portfolio securities with any broker-dealer affiliated directly or indirectly with the Adviser unless such transactions, including the frequency thereof, the receipt of commissions payable in connection therewith and the selection of the affiliated broker-dealer effecting such transactions, are not unfair or unreasonable to the shareholders of such Fund. It is not anticipated that any Fund will effect any brokerage transactions with any affiliated broker-dealer, including the Underwriter, unless such use would be to such Fund's advantage. The Adviser may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute the Funds' securities transactions.

                        DETERMINATION OF NET ASSET VALUE

         The net asset value of Fund shares is determined once daily, Monday through Friday, as of 3:00 p.m., Minneapolis time (the regular close of trading on the Exchange) on each business day the Exchange is open for trading, except on (i) days on which changes in the value of a Fund's portfolio securities will not materially affect the current net asset value of the Fund's shares, (ii) days during which no Fund shares are tendered for redemption and no order to purchase or sell Fund shares is received by the Fund or (iii) customary national business holidays on which the Exchange is closed for trading (as of the date hereof, New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day).

         For each Fund, the net asset value per share is determined by dividing the value of the securities, cash and other assets of the Fund less all liabilities by the total number of shares outstanding. A security listed or traded on an exchange is valued at its last sale price (prior to the time as of which assets are valued) on the exchange where it is principally traded. Securities which are primarily traded on foreign securities exchanges are generally valued at the preceding closing values of such securities on their respective exchanges. Lacking any sales on the exchange where it is principally traded on the day of valuation, prior to the time as of which assets are valued, the security generally is valued at the last bid price on that exchange. All other securities for which over-the-counter quotations are readily available are valued on the basis of the last current bid price. When market quotations are not readily available, such securities are valued at fair value as determined in good faith by the Board of Directors. However, debt securities may be valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations without regard to sale or bid prices, when such valuations are believed by the Fund's officers, under the supervision of the Board of Directors, to more accurately reflect the fair market value of such securities. Short-term investments in debt securities with maturities of less than 60 days when acquired, or which subsequently are within 60 days of maturity, are valued at amortized cost. While this method provides certainty in valuation, it may result in periods during which the value, due to changes in interest rates or other factors, of such short term investments is higher or lower than the value the Fund would receive if it sold the security. All assets and liabilities initially expressed in foreign currency values will be converted into U.S. dollars as last quoted by any recognized dealer.

         Generally, trading in foreign securities and in certain other securities such as corporate bonds, U.S. Government Securities and money market instruments is substantially completed each day at various times prior to the primary close of trading on the Exchange. The values of such securities used in determining the net asset value of Fund shares are computed as of such times. Occasionally events affecting the value of such securities may occur between such times and the primary close of trading on the Exchange which are not reflected in the computation of a Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities are valued at their fair market value as determined in good faith by the Adviser in accordance with procedures adopted by the Board of Directors.

                     DISTRIBUTIONS TO SHAREHOLDERS AND TAXES

         The present policy of each Fixed Income Fund is to declare a distribution from the net investment income of the Fund on each day that the Fund is open for business and to pay such distributions monthly. Net investment income consists of interest accrued on portfolio investments of a Fund, less accrued expenses, computed in each case since the most recent determination of net asset value. The Equity Funds will make annual distributions from net investment income, if and when available. Each Fund will distribute any net realized capital gains at least annually.

         Shareholders of each Fund receive distributions from investment income and capital gains in additional shares of the Fund at net asset value, unless they elect otherwise. Each Fund sends quarterly statements to its shareholders with details of all account transactions.

FEDERAL INCOME TAXATION

         Each Fund is treated as a separate entity for federal income tax purposes. Each Fund intends to qualify during its current taxable year as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). So long as a Fund so qualifies, it will not be liable for federal income taxes to the extent it distributes its taxable income to its shareholders. The following discussion of the federal income tax consequences of investing in the Funds is based upon tax laws and regulations in effect on the date of this Prospectus and is subject to change by legislative or administrative action. For additional information, see "Taxes" in the Statement of Additional Information. Prospective investors are advised to consult with their tax advisers concerning the application of state and local tax laws to investments in and distributions by the Funds.
Shareholders will be notified annually as to the amount, nature and federal income tax status of dividends and distributions.

         If shares of any Fund are sold or otherwise disposed of, the shareholder will realize a capital gain or loss equal to the difference between the purchase price and the sales price of the shares disposed of, if, as is usually the case, the shares are a capital asset in the hands of the shareholder. If the sale or other disposition occurs more than one year after the shares were acquired, the resulting capital gain or loss will be long-term. A special provision of the Code states that, if a Fund's shares with respect to which a long-term capital gain distribution has been made are held for six months or less, any loss on the sale or other disposition of those shares will be a long-term capital loss to the extent of such long-term capital gain distribution, unless such sale or other disposition is made pursuant to a plan that provides for the periodic liquidation of an investment in the Fund.

         A Fund investing in foreign securities may be required to pay withholding and other taxes imposed by foreign countries, generally at rates from 10% to 40%, which would reduce the Fund's net investment income. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If at the end of the taxable year of a Fund, more than 50% of that Fund's total assets consist of securities of foreign corporations, it will be eligible to file an election with the Internal Revenue Service pursuant to which shareholders of the Fund will be required to include their respective pro rata portions of such foreign taxes in gross income, treat such amounts as foreign taxes paid by them, and deduct such amounts in computing their taxable income or, alternatively, use them as foreign tax credits against their federal income taxes.

         Distributions by the Funds are generally taxable to shareholders, whether received in cash or in additional shares of the Fund. Distributions from a Fund's net investment income and net short-term capital gains are taxable to shareholders as ordinary income. Distributions from a Fund designated as long-term capital gain distributions will be taxable to the shareholder as long-term capital gains irrespective of how long the shareholder has held the shares. Shareholders not subject to federal income taxation will not be taxed on distributions by the Funds.

                             INVESTMENT PERFORMANCE

         Advertisements and other sales literature for the Funds may refer to "average annual total return" and "cumulative total return" and, with respect to the Fixed Income Funds only, to "yield" and "current distribution rate." The Funds may compare such performance quotations with published indices and comparable quotations of other funds. All such figures are based on historical earnings and performance and are not intended to be indicative of future performance. Additionally, performance information may not provide a basis for comparison with other investments or other mutual funds using a different method of calculating performance. The investment return on and principal value of an investment in any Fund will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost.

         The average annual total return is the average annual compounded rate of return based upon a hypothetical $1,000 investment made at the beginning of the advertised period. In calculating average annual total return, the maximum sales charge is deducted from the hypothetical investment and all dividends and distributions are assumed to be reinvested.

         Cumulative total return is calculated by subtracting a hypothetical $1,000 payment to a Fund from the ending redeemable value of such payment (at the end of the relevant advertised period), dividing such difference by $1,000 and multiplying the quotient by 100. In calculating ending redeemable value, all income and capital gain distributions are assumed to be reinvested in additional Fund shares and the maximum sales charge is deducted.

         Each Fixed Income Fund may advertise its yield. The advertised yield of a Fund will be based on a 30-day period in the advertisement. Yield is calculated by dividing the net investment income per share deemed earned during the period by the maximum offering price per share on the last day of the period. The result is then annualized using a formula that provides for semiannual compounding of income.

         From time to time, each Fixed Income Fund may also quote a current distribution rate to shareholders. A current distribution rate as of a date is calculated by determining the amount of distributions that would have been paid over the twelve-month period ending on such date to the holder of one hypothetical Fund share purchased at the beginning of such period, and dividing such amount by the current maximum offering price per share (the net asset value per Fund share plus the maximum sales charge).

         In addition to advertising total return and yield, comparative performance information may be used from time to time in advertising the Funds' shares, including data from Lipper Analytical Services, Inc., Morningstar and other entities or organizations which track the performance of investment companies. Performance information for the Fixed Income Funds may be compared to the Lehman Brothers Government and Corporate Bond Index, the Merrill Lynch 1 to 3 Year and 3 to 7 Year Treasury Indexes, the Lehman Brothers Aggregate and Intermediate Aggregate Index, the Salomon Brothers World Government Benchmark Bond Index, the Merrill Lynch 1 to 10 Year Intermediate Term High Quality Corporate Bond Index and the Lehman Brothers G7 Global Bond Index. Performance information for the Growth Fund may be compared to the Dow Jones Industrial Average, the Standard & Poor's 500 Composite Stock Price Index, the Russell 2000 and the Russell 5000. Performance information for the Growth Fund may be compared to the S&P MidCap 400 Index and the Russell Mid Cap Index. The funds may be compared to unmanaged indexes of common stocks or to other appropriate indexes of investment securities or with data derived from those indexes. Unmanaged indexes generally do not reflect deductions for administrative and management costs and expenses. For Fund performance information and daily net asset value quotations, investors may call 612-376-7000 or 800-553-2143.

         For additional information regarding the calculation of each Fund's yield, average annual total return, cumulative total return and current distribution rate, see "Performance Comparisons" in the Statement of Additional Information.

                               GENERAL INFORMATION

         Each Fund sends to its shareholders six-month unaudited and annual audited financial statements which include a list of investment securities held by the Fund.

         Each Fund has been established as a separate series of VAM Institutional Funds, Inc., a Minnesota corporation incorporated in January 1985. As of the date of this Prospectus, none of the Funds had commenced operations. All shares of the Company are nonassessable and fully transferable when issued and paid for in accordance with the terms thereof and possess no cumulative voting, preemptive or conversion rights. The Board of Directors is empowered to issue other series of common stock without shareholder approval.

         Fund shares are freely transferable, are entitled to dividends as declared by the Directors, and, in liquidation of a Fund, are entitled to receive the net assets of the applicable Fund. The Funds do not generally hold annual meetings of shareholders and will do so only when required by law.

         Each share of a series has one vote irrespective of the relative net asset value of the series' shares. On some issues, such as the election of Directors, all shares of the Company vote together as one series. On an issue affecting only a particular series, the shares of the affected series vote as a separate series. An example of such an issue would be a fundamental investment restriction pertaining to only one series.

         The assets received by the Company for the issue or sale of shares of each series, and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, are allocated to such series, and constitute the underlying assets of such series. The underlying assets of each series are required to be segregated on the books of account, and are to be charged with the expenses in respect to such series and with a share of the general expenses of the Company. Any general expenses of the Company not readily identifiable as belonging to a particular series shall be allocated among the series, based upon the relative net assets of the series at the time such expenses were accrued. The Articles of Incorporation limit the liability of the Directors to the fullest extent permitted by law. For a further discussion of the above matters, see "Additional Information" in the Statement of Additional Information.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS (AND/OR IN THE STATEMENT OF ADDITIONAL INFORMATION REFERRED TO ON THE COVER PAGE OF THIS PROSPECTUS), AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUNDS OR DOUGHERTY DAWKINS LLC. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN THE STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                                     PART B

                          VAM GLOBAL FIXED INCOME FUND
                      VAM SHORT DURATION TOTAL RETURN FUND
                   VAM INTERMEDIATE DURATION TOTAL RETURN FUND
                           VAM CORE TOTAL RETURN FUND
                             VAM MID CAP STOCK FUND
                              VAM GROWTH STOCK FUND

           SEPARATELY MANAGED SERIES OF VAM INSTITUTIONAL FUNDS, INC.

                       STATEMENT OF ADDITIONAL INFORMATION
                         DATED __________________, 1997

         This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Prospectus of the Funds dated _______________, 1997. A copy of the Prospectus or this Statement of Additional Information may be obtained free of charge by contacting the Funds at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402. Telephone: 612-376-7000 or toll free 800-553-2143.

         The Funds are primarily designed to provide pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations, other institutions and high net worth individuals access to the professional investment management services offered byVoyageur Asset Management LLC (the "Adviser").

                                TABLE OF CONTENTS


                                                                            Page
Investment Policies and Restrictions........................................
Directors and Executive Officers............................................
The Adviser, Sub-Adviser and Administrative Services........................
Net Asset Value and Public Offering Price...................................
Taxes.......................................................................
Performance Comparisons.....................................................
Redemptions.................................................................
Additional Information......................................................
Appendix A -- Description of Securities Ratings............................. A-1

         No person has been authorized to give any information or to make any representations other than those contained in this Statement of Additional Information or the Prospectus dated ____________, 1997, and, if given or made, such information or representations may not be relied upon as having been authorized by the Funds. This Statement of Additional Information does not constitute an offer to sell securities in any state or jurisdiction in which such offering may not lawfully be made. The delivery of this Statement of Additional Information at any time shall not imply that there has been no change in the affairs of the Funds since the date hereof.

                      INVESTMENT POLICIES AND RESTRICTIONS

         The investment objectives, policies and restrictions of VAM Global Fixed Income Fund ("Global Fund"), VAM Short Duration Total Return Fund ("Short Fund"), VAM Intermediate Duration Total Return Fund ("Intermediate Fund"), VAM Core Total Return Fund ("Core Fund"), VAM Mid Cap Stock Fund (" Mid Cap Fund") and VAM Growth Stock Fund ("Growth Fund") (collectively, the "Funds") are set forth in the Prospectus. Certain additional investment information is set forth below. All capitalized terms not defined herein have the same meanings as set forth in the Prospectus. References to the Adviser in this section should be deemed to include the Sub-Adviser when appropriate.

REPURCHASE AGREEMENTS

         The Funds may invest in repurchase agreements. When investing in a repurchase agreement, a Fund purchases a security and obtains a simultaneous commitment from the seller to repurchase the security at an agreed upon price and date. The resale price is in excess of the purchase price and reflects an agreed upon market rate unrelated to the coupon rate on the purchased security. Generally, repurchase agreements are of short duration--usually less than a week--but on occasion may be for longer periods. Such transactions afford the Funds the opportunity to earn a return on temporarily available cash. While the underlying security may be a bill, certificate of indebtedness, note or bond issued by an agency, authority or instrumentality of the U. S. Government, the obligation of the seller is not guaranteed by the U. S. Government and there is a risk that the seller may fail to repurchase the underlying security. In such event, the respective Fund would attempt to dispose of the underlying security in the market or would hold the underlying security until maturity. However, in the case of a repurchase agreement construed by the courts as a collateralized loan or an executory contract, the respective Fund may be subject to various delays and risks of loss in attempting to dispose of the underlying security, including (a) possible declines in the value of the underlying security during the period while the Fund seeks to enforce its rights thereto, (b) possible reduced levels of income and lack of access to income during this period, and
(c) expenses involved in the enforcement of the Fund's rights.

         The Funds' custodian will hold the securities underlying any repurchase agreement or such securities may be part of the Federal Reserve Book Entry System. The market value of the collateral underlying the repurchase agreement will be determined on each business day. If at any time the market value of the collateral falls below the repurchase price of the repurchase agreement (including any accrued interest), the respective Fund will promptly receive additional collateral (so the total collateral is an amount at least equal to the repurchase price plus accrued interest).

         The use of repurchase agreements also involves certain risks. For example, if the seller of the agreement defaults on its obligation to repurchase the underlying securities at a time when the value of those securities has declined, the respective Fund may incur a loss upon their disposition. In addition, if the seller of the agreement becomes insolvent and subject to liquidation or reorganization under the Bankruptcy Code or other laws, a bankruptcy court may determine that the underlying securities are collateral not within the control of the respective Fund and therefore subject to sale by the trustee in bankruptcy.

         Investments in repurchase agreements by the Funds will be only for defensive or temporary purposes. Each Fund will limit its investment in repurchase agreements with a maturity of more than seven days to 15% of the Fund's net assets (subject to the Fund's collective 15% limitation regarding illiquid investments). See "--Illiquid Investments," below.

ILLIQUID INVESTMENTS

         As a nonfundamental policy, each Fund is permitted to invest up to 15% of its net assets in illiquid investments. An investment is generally deemed to be "illiquid" if it cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the investment company is valuing the investment. "Restricted securities" are securities which were originally sold in private placements and which have not been registered under the Securities Act of 1933 (the "1933 Act"). Such securities generally have been considered illiquid by the staff of the Securities and Exchange Commission (the "SEC"), since such securities may be resold only subject to statutory restrictions and delays or if registered under the 1933 Act. However, the SEC has acknowledged that a market exists for certain restricted securities (for example, securities qualifying for resale to certain "qualified institutional buyers" pursuant to Rule 144A under the 1933 Act, certain forms of interest-only and principal-only mortgaged-backed U.S. Government securities and commercial paper issued pursuant to the private placement exemption of Section 4(2) of the 1933 Act). Each Fund may invest without limitation in these forms of restricted securities if such securities are deemed by the Adviser or the Sub-Adviser, as the case may be, to be liquid in accordance with standards established by the Fund's Board of Directors. Under these guidelines, the Adviser or the Sub-Adviser must consider (a) the frequency of trades and quotes for the security, (b) the number of dealers willing to purchase or sell the security and the number of other potential purchasers, (c) dealer undertakings to make a market in the security, and (d) the nature of the security and the nature of the marketplace trades (for example, the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer).

         At the present time, it is not possible to predict with accuracy how the markets for certain restricted securities will develop. Investing in restricted securities could have the effect of increasing the level of a Fund's illiquidity to the extent that qualified purchasers of the securities become, for a time, uninterested in purchasing these securities.

U.S. GOVERNMENT SECURITIES

         Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities in which the Funds may invest include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency or instrumentality of the U.S. Government, including the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Federal National Mortgage Association, Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Student Loan Marketing Association and Resolution Trust Corporation. Direct obligations of the United States Treasury include a variety of securities that differ in their interest rates, maturities and dates of issuance. Because the U.S. Government is not obligated by law to provide support to an instrumentality that it sponsors, each Fund invests in obligations issued by an instrumentality of the U.S. Government only if the Fund's Adviser determines that the instrumentality's credit risk does not make its securities unsuitable for investment by a Fund.

MORTGAGE-RELATED SECURITIES

         As discussed in the Prospectus, each Fixed Income Fund may invest in mortgage-related securities. The mortgage-related securities in which the Funds may invest include mortgage pass-through securities, adjustable rate mortgage securities and derivative mortgage securities such as collateralized mortgage obligations. There are currently three basic types of mortgage-related securities: (a) those issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities, such as GNMA, FNMA and FHLMC; (b) those issued by non-governmental issuers that represent interests in, or are collateralized by, mortgage-related securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities; and (c) those issued by non-governmental issuers that represent an interest in, or are collateralized by, whole mortgage loans or mortgage-related securities without a government guarantee but usually with over-collateralization or some other form of private credit enhancement. Non-governmental issuers referred to in (b) and (c) above include originators of and investors in mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, investment banks and special purpose subsidiaries of the foregoing.

         The government guaranteed mortgage pass-through securities in which the Funds may invest will include certificates issued or guaranteed by GNMA, FNMA and FHLMC, which represent interests in underlying residential mortgage loans. These mortgage pass-through securities provide for the pass-through to investors of their pro-rata share of monthly payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees paid to the guarantor of such securities and the servicer of the underlying mortgage loans. Each of GNMA, FNMA and FHLMC guarantee timely distributions of interest to certificate holders. GNMA and FNMA guarantee timely distributions of scheduled principal. FHLMC generally guarantees only ultimate collection of principal of the underlying mortgage loans.

         Private mortgage pass-through securities ("Private Pass-Throughs") are structured similarly to GNMA, FNMA and FHLMC mortgage pass-through securities and are issued by originators of and investors in mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, investment banks and special purpose subsidiaries of the foregoing. Since Private Pass-Throughs typically are not guaranteed by an entity having the credit status of GNMA, FNMA or FHLMC, such securities generally are structured with one or more types of credit enhancement.

         Collateralized mortgage obligations ("CMOs") are debt instruments issued by special purpose entities which are secured by pools of mortgage loans or other mortgage-related securities. Multi-class pass-through securities are equity interests in a trust composed of mortgage loans or other mortgage-related securities. Payments of principal and interest on underlying collateral provide the funds to pay debt service on the CMO or make scheduled distributions on the multi-class pass-through security. CMOs and multi-class pass-through securities (collectively CMOs unless the context indicates otherwise) may be issued by agencies or instrumentalities of the United States Government or by private organizations.

HIGH YIELD SECURITIES

         Each Fixed Income Fund may invest up to 15% of its net assets in fixed-income securities rated lower than Baa by Moody's or lower than BBB by S&P but rated at least B by Moody's or S&P. Securities rated lower than Baa by Moody's or lower than BBB by S&P are sometimes referred to as "high yield" or "junk" bonds. In addition, securities rated Baa are considered by Moody's to have some speculative characteristics.

         Investing in high yield securities involves special risks in addition to the risks associated with investments in higher rated fixed-income securities. High yield securities may be regarded as predominately speculative with respect to the issuer's continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality fixed-income securities, and the ability of the Funds to achieve their investment objectives may, to the extent of their investments in high yield securities, be more dependent upon such creditworthiness analysis than would be the case if the Funds were investing in higher quality securities.

         High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher grade securities. The prices of high yield securities have been found to be less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If the issuer of high yield securities defaults, the Funds may incur additional expenses to seek recovery. In the case of high yield securities structured as zero coupon or payment-in-kind securities, the market prices of such securities are affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest periodically and in cash.

         There may be special tax considerations associated with investing in high yield securities structured as zero coupon or payment-in-kind securities. A Fund records the interest on these securities as income even though it receives no cash interest until the security's maturity or payment date. The Funds will be required to distribute all or substantially all such amounts annually and may have to obtain the cash to do so by selling securities which otherwise would continue to be held. Shareholders will be taxed on these distributions.

         The secondary markets on which high yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect and cause large fluctuations in the daily net asset value of the Fund's shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly traded market.

         The use of credit ratings as the sole method of evaluating high yield securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of high yield securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. The Adviser does not rely solely on credit ratings when selecting securities for the Funds and develops its own independent analysis of issuer credit quality. If a credit rating agency changes the rating of a portfolio security held by a Fund, the Fund may retain the portfolio security if the Adviser deems it in the best interest of the Fund's shareholders.

         The market for high yield securities may be thinner and less active than that for higher rated fixed-income securities, which can adversely affect the prices at which the former are sold. If market quotations are not available, high yield securities will be valued in accordance with procedures established by the Board of Directors, including the use of outside pricing services. Judgment plays a greater role in valuing high yield debt securities than is the case for securities for which more external sources for quotations and last sale information is available. Adverse publicity and changing investor perception may affect the ability of outside pricing services to value high yield securities and the Funds' ability to dispose of these securities.

         Since the risk of default is high for high yield securities, research and credit analysis are an especially important part of managing securities of this type. The Adviser will attempt to identify those issuers of high yielding debt securities whose financial condition is adequate to meet future obligations, has improved or is expected to improve in the future. The Adviser's analysis will focus on relative values based on such factors as interest in dividend coverage, asset coverage, earnings prospects and the experience and managerial strength of the issuer.

OPTIONS AND FUTURES TRANSACTIONS

         Certain Funds may buy and sell put and call options, futures contracts and options on futures contracts with respect to financial instruments and stock and interest rate indexes. The Funds will engage in such transactions only to hedge existing positions. They will not engage in such transactions for the purposes of speculation or leverage. Different uses of futures and options have different risk and return characteristics. Generally, selling futures contracts, purchasing put options and writing (i.e., selling) call options are strategies designed to protect against falling securities prices and can limit potential gains if prices rise. Purchasing futures contracts, purchasing call options and writing put options are strategies whose returns tend to rise and fall together with securities prices and can cause losses if prices fall. If securities prices remain unchanged over time option writing strategies tend to be profitable, while option buying strategies tend to decline in value.

         WRITING OPTIONS. Certain Funds may write (i.e., sell) covered put and call options with respect to the securities in which they may invest. By writing a call option, a Fund becomes obligated during the term of the option to deliver the securities underlying the option upon payment of the exercise price if the option is exercised. By writing a put option, a Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price if the option is exercised. With respect to put options written by any Fund, there will have been a predetermination that acquisition of the underlying security is in accordance with the investment objective of such Fund.

         "Covered options" means that so long as a Fund is obligated as the writer of a call option, it will own the underlying securities subject to the option (or comparable securities satisfying the cover requirements of securities exchanges). A Fund will be considered "covered" with respect to a put option it writes if, so long as it is obligated as the writer of a put option, it deposits and maintains with its custodian cash, U.S. Government securities or other liquid securities having a value equal to or greater than the exercise price of the option.

         Through the writing of call or put options, a Fund may obtain a greater current return than would be realized on the underlying securities alone. A Fund receives premiums from writing call or put options, which it retains whether or not the options are exercised. By writing a call option, a Fund might lose the potential for gain on the underlying security while the option is open, and by writing a put option, a Fund might become obligated to purchase the underlying security for more than its current market price upon exercise.

         PURCHASING OPTIONS. Certain Funds may purchase put options in order to protect portfolio holdings in an underlying security against a decline in the market value of such holdings. Such protection is provided during the life of the put because a Fund may sell the underlying security at the put exercise price, regardless of a decline in the underlying security's market price. Any loss to a Fund is limited to the premium paid for, and transaction costs paid in connection with, the put plus the initial excess, if any, of the market price of the underlying security over the exercise price. However, if the market price of such security increases, the profit a Fund realizes on the sale of the security will be reduced by the premium paid for the put option less any amount for which the put is sold.

         A Fund may wish to protect certain portfolio securities against a decline in market value at a time when no put options on those particular securities are available for purchase. The Fund may therefore purchase a put option on securities other than those it wishes to protect even though it does not hold such other securities in its portfolio.

         Each Fund may also purchase call options. During the life of the call option, the Fund may buy the underlying security at the call exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. By using call options in this manner, a Fund will reduce any profit it might have realized had it bought the underlying security at the time it purchased the call option by the premium paid for the call option and by transaction costs.

         The securities exchanges have established limitations governing the maximum number of options which may be written by an investor or group of investors acting in concert. These position limits may restrict a Fund's ability to purchase or sell options on a particular security. It is possible that with respect to a Fund, the Fund and other clients of the Adviser may be considered to be a group of investors acting in concert. Thus, the number of options which a Fund may write may be affected by options written by other investment advisory clients of the Adviser.

         SECURITIES INDEX OPTION TRADING. Certain Funds may purchase and write put and call options on securities indexes. Options on securities indexes are similar to options on securities except that, rather than the right to take or make delivery of a security at a specified price, an option on an index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the index upon which the option is based is greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The writer of the option is obligated to make delivery of this amount.

         The effectiveness of purchasing or writing index options as a hedging technique depends upon the extent to which price movements in a Fund's portfolio correlate with price movements of the index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular security, whether a Fund will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of prices in the stock or bond markets generally or, in the case of certain indexes, in an industry market segment, rather than movements in the price of a particular security. Accordingly, successful use by a Fund of options on security indexes will be subject to the Adviser's ability to predict correctly movements in the direction of the stock market or interest rates market generally or of a particular industry. This requires different skills and techniques than predicting changes in the price of individual securities. In the event the Adviser is unsuccessful in predicting the movements of an index, a Fund could be in a worse position than had no hedge been attempted.

         Because exercises of index options are settled in cash, a Fund cannot determine the amount of its settlement obligations in advance and, with respect to call writing, cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying securities. When a Fund writes an option on an index, the Fund will segregate or put into escrow with its custodian or pledge to a broker as collateral for the option, cash, liquid securities or "qualified securities" with a market value determined on a daily basis of not less than 100% of the current market value of the option.

         Options purchased and written by a Fund may be exchange traded or may be options entered into by the Fund in negotiated transactions with investment dealers and other financial institutions (over-the-counter or "OTC" options) (such as commercial banks or savings and loan associations) deemed creditworthy by the Adviser. OTC options are illiquid and it may not be possible for the Fund to dispose of options it has purchased or to terminate its obligations under an option it has written at a time when the Adviser believes it would be advantageous to do so.

         FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS. Certain Funds may enter into futures contracts and purchase and write options on these contracts, including but not limited to interest rate, securities index and foreign currency futures contracts and put and call options on these futures contracts. These contracts will be entered into on domestic exchanges and boards of trade (and, with respect to Global Fund, foreign exchanges), subject to applicable regulations of the Commodity Futures Trading Commission. These transactions may be entered into for bona fide hedging and other permissible risk management purposes.

         In connection with transactions in futures contracts and writing related options, each Fund will be required to deposit as "initial margin" a specified amount of cash or short-term, U.S. Government securities. The initial margin required for a futures contract is set by the exchange on which the contract is traded. It is expected that the initial margin would be approximately 1-1/2% to 5% of a contract's face value. Thereafter, subsequent payments (referred to as "variation margin") are made to and from the broker to reflect changes in the value of the futures contract. No Fund will purchase or sell futures contracts or related options if, as a result, the sum of the initial margin deposit on that Fund's existing futures and related options positions and premiums paid for options or futures contracts entered into for other than bona fide hedging purposes would exceed 5% of the liquidation value of the Fund's portfolio.

         Although futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities. The offsetting of a contractual obligation is accomplished by buying (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities. Since all transactions in the futures market are made, offset or fulfilled through a clearing house associated with the exchange on which the contracts are traded, a Fund will incur brokerage fees when it purchases or sells futures contracts.

         Risks of Transactions in Futures Contracts and Options.

         HEDGING RISKS IN FUTURES CONTRACTS TRANSACTIONS. There are several risks in using stock index or interest rate futures contracts as hedging devices. One risk arises because the prices of futures contracts may not correlate perfectly with movements in the underlying index or financial instrument due to certain market distortions. First, all participants in the futures market are subject to initial margin and variation margin requirements. Rather than making additional variation margin payments, investors may close the contracts through offsetting transactions which could distort the normal relationship between the index or security and the futures market. Second, the margin requirements in the futures market are lower than margin requirements in the securities market, and as a result the futures market may attract more speculators than does the securities market. Increased participation by speculators in the futures market may also cause temporary price distortions. Because of possible price distortion in the futures market and because of imperfect correlation between movements in stock indexes of securities and movements in the prices of futures contracts, even a correct forecast of general market trends may not result in a successful hedging transaction over a very short period.

         Another risk arises because of imperfect correlation between movements in the value of the futures contracts and movements in the value of securities subject to the hedge. With respect to index futures contracts, the risk of imperfect correlation increases as the composition of a Fund's portfolio diverges from the financial instruments included in the applicable index.

         Successful use of futures contracts by a Fund is subject to the ability of the Adviser to predict correctly movements in the direction of interest rates or the stock market. If a Fund has hedged against the possibility of a decline in the value of the stocks held in its portfolio or an increase in interest rates adversely affecting the value of fixed-income securities held in its portfolio and stock prices increase or interest rates decrease instead, the Fund will lose part or all of the benefit of the increased value of its security which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the rising market or decline in interest rates. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

         LIQUIDITY OF FUTURES CONTRACTS. A Fund may elect to close some or all of its contracts prior to expiration. The purpose of making such a move would be to reduce or eliminate the hedge position held by the Fund. A Fund may close its positions by taking opposite positions. Final determinations of variation margin are then made, additional cash as required is paid by or to the Fund, and the Fund realizes a loss or a gain.

         Positions in futures contracts may be closed only on an exchange or board of trade providing a secondary market for such futures contracts. Although the Funds intend to enter into futures contracts only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a liquid secondary market will exist for any particular contract at any particular time.

         In addition, most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event, it will not be possible to close a futures position and, in the event of adverse price movements, the Fund would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. However, as described above, there is no guarantee that the price of the securities being hedged will, in fact, correlate with the price movements in the futures contract and thus provide an offset to losses on a futures contract.

         RISKS OF OPTIONS. The use of options on financial instruments and indexes and on interest rate and stock index futures contracts also involves additional risk. Compared to the purchase or sale of futures contracts, the purchase of call or put options involves less potential risk to a Fund because the maximum amount at risk is the premium paid for the options (plus transactions costs). The writing of a call option generates a premium which may partially offset a decline in the value of a Fund's portfolio assets. By writing a call option, the Fund becomes obligated to sell an underlying instrument or a futures contract, which may have a value higher than the exercise price. Conversely, the writing of a put option generates a premium, but the Fund becomes obligated to purchase the underlying instrument or futures contract, which may have a value lower than the exercise price. Thus, the loss incurred by a Fund in writing options may exceed the amount of the premium received.

         The effective use of options strategies is dependent, among other things, on a Fund's ability to terminate options positions at a time when the Adviser deems it desirable to do so. Although a Fund will enter into an option position only if the Adviser believes that a liquid secondary market exists for such option, there is no assurance that the Fund will be able to effect closing transactions at any particular time or at an acceptable price. The Funds' transactions involving options on futures contracts will be conducted only on recognized exchanges.

         A Fund's purchase or sale of put or call options will be based upon predictions as to anticipated interest rates or market trends by the Adviser, which could prove to be inaccurate. Even if the expectations of the Adviser are correct, there may be an imperfect correlation between the change in the value of the options and of the Fund's portfolio securities.

         The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, or purchased, in the case of a put option; the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount, of course, may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill the obligation to purchase the underlying security at the exercise price which will usually exceed the then market value of the underlying security.

         The writer of an option that wishes to terminate its obligation may effect a "closing purchase transaction." This is accomplished by buying an option of the same series as the option previously written. The effect of the purchase is that the writer's position will be canceled by the clearing corporation. However, a writer may not effect a closing purchase transaction after being notified of the exercise of an option. Likewise, an investor who is the holder of an option may liquidate its position by effecting a "closing sale transaction." This is accomplished by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction can be effected.

         Effecting a closing transaction in the case of a written call option will permit a Fund to write another call option on the underlying security with either a different exercise price or expiration date or both, or in the case of a written put option will permit a Fund to write another put option to the extent that the exercise price thereof is secured by deposited cash or short-term securities. Also, effecting a closing transaction will permit the cash or proceeds from the concurrent sale of any securities subject to the option to be used for other Fund investments. If a Fund desires to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or concurrent with the sale of the security.

         A Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; a Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

         An option position may be closed out only where there exists a secondary market for an option of the same series. If a secondary market does not exist, it might not be possible to effect closing transactions in particular options with the result that the Fund would have to exercise the options in order to realize any profit. If the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise. Reasons for the absence of a liquid secondary market include the following: (i) there may be insufficient trading interest in certain options,
(ii) restrictions may be imposed by a national securities exchange ("Exchange") on opening transactions or closing transactions or both, (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options or underlying securities, (iv) unusual or unforeseen circumstances may interrupt normal operations on an Exchange, (v) the facilities of an Exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume, or (vi) one or more Exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that Exchange (or in that class or series of options) would cease to exist, although outstanding options on that Exchange that had been issued by the Options Clearing Corporation as a result of trades on that Exchange would continue to be exercisable in accordance with their terms.

         Certain Funds may purchase put options to hedge against a decline in the value of their portfolios. By using put options in this way, such Funds will reduce any profit they might otherwise have realized in the underlying security by the amount of the premium paid for the put option and by transaction costs.

         Certain Funds may purchase call options to hedge against an increase in the price of securities that the Funds anticipate purchasing in the future. The premium paid for the call option plus any transaction costs will reduce the benefit, if any, realized by a Fund upon exercise of the option, and, unless the price of the underlying security rises sufficiently, the option may expire worthless to the Fund.

         As discussed above, options may be traded over-the-counter ("OTC options"). In an over-the-counter trading environment, many of the protections afforded to exchange participants will not be available. For example, there are no daily price fluctuation limits, and adverse market movements could therefore continue to an unlimited extent over a period of time. OTC options are illiquid and it may not be possible for the Funds to dispose of options they have purchased or terminate their obligations under an option they have written at a time when the Adviser believes it would be advantageous to do so. Accordingly, OTC options are subject to each Fund's limitation that a maximum of 15% of its net assets be invested in illiquid securities. In the event of the bankruptcy of the writer of an OTC option, a Fund could experience a loss of all or part of the value of the option.

         FOREIGN TRANSACTIONS. Transactions in options and futures contracts by Funds investing in foreign securities may be conducted outside of the United States. Such transactions are subject to the risk of governmental actions affecting trading in or the prices of foreign currencies or securities. The value of such positions also could be adversely affected by (a) other complex foreign political and economic factors; (b) lesser availability than in the United States of data on which to make trading decisions; (c) delays in a Fund's ability to act upon economic events occurring in foreign during nonbusiness hours in the United States; (d) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States; and (e) lesser trading volume. In addition, such transactions may not involve a clearing mechanism and related guarantee.

FOREIGN CURRENCY TRANSACTIONS

         As discussed in the Prospectus, Global Fund may engage in currency exchange transactions in connection with the purchase and sale of its investments. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract as agreed by the parties, at a price set at the time of the contract. In the case of a cancelable forward contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. The contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement, and no commissions are charged at any stage for trades.

         Forward foreign currency exchange contracts differ from foreign currency futures contracts in certain respects. For example, the maturity date of a forward contract may be any fixed number of days from the date of the contract agreed upon by the parties, rather than a predetermined date in any given month. Forward contracts may be in any amounts agreed upon by the parties rather than predetermined amounts. Also, forward foreign exchange contracts are traded directly between currency traders so that no intermediary is required. A forward contract generally requires no margin or other deposit.

         At the maturity of a forward or futures contract, the Fund may either accept or make delivery of the currency specified in the contract, or, at or prior to maturity, enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are usually effected with the currency trader who is a party to the original forward contract. Closing transactions with respect to futures contracts are affected on a commodities exchange; a clearing corporation associated with the exchange assumes responsibility for closing out such contracts.

         Options on foreign currencies operate similarly to options on securities (discussed above), and are traded primarily on the over-the-counter market, although options on foreign currencies have recently been listed on several exchanges. Options traded on the over-the-counter market are illiquid and it may not be possible for the Fund to dispose of an option it has purchased or terminate its obligations under an option it has written at a time when Voyageur believes it would be advantageous to do so. Options on foreign currencies are affected by all of those factors which influence foreign exchange rates and investments generally.

         The value of a foreign currency option is dependent upon the value of the foreign currency and the U.S. dollar, and may have no relationship to the investment merits of a foreign debt security. Because foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the use of foreign currency options, investors may be disadvantaged by having to deal in an odd-lot market (generally consisting of transactions, of less than $1 million) for the underlying foreign currencies at prices that are less favorable than for round lots. These is no systematic reporting of last sale information for foreign currencies and there is no regulatory requirement that quotations available through dealers or other market sources be provided on a timely basis. Available quotation information is generally representative of very large transactions in the interbank market and thus may not reflect relatively smaller transactions (less than $1 million) where rates may be less favorable. The interbank market in foreign currencies is a global, around-the-clock market. To the extent that the U.S. options markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the options markets.

         Although foreign exchange dealers do not charge a fee for currency conversion, they do realize a profit based upon the difference between prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to Global Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

WARRANTS

         Growth Fund and Mid Cap Fund may invest in warrants. Because a warrant, which is a security permitting, but not obligating, its holder to subscribe for another security, does not carry with it the right to dividends or voting rights with respect to the securities that the warrant holder is entitled to purchase, and because a warrant does not represent any rights to the assets of the issuer, a warrant may be considered more speculative than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying security and a warrant ceases to have value if it is not exercised prior to its expiration date.

TEMPORARY INVESTMENTS

         To the extent set forth in the Prospectus, the Funds may invest in short-term money market securities, including obligations of the U.S. Government and its agencies and instrumentalities, bank certificates of deposit, bankers' acceptances, high-grade commercial paper and other money market instruments.

         Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities include Treasury securities, which differ only in their interest rates, maturities and times of issuance. Treasury bills have initial maturities of one year or less; Treasury notes have initial maturities of one to ten years; and Treasury bonds generally have initial maturities of greater than ten years. Some obligations issued or guaranteed by U.S. Government agencies and instrumentalities, for example, GNMA pass-through certificates, are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Federal Home Loan Banks, by the right of the issuer to borrow from the Treasury; others, such as those issued by the Federal National Mortgage Association, by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and others, such as those issued by the Student Loan Marketing Association, only by the credit of the agency or instrumentality. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law. Securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities that mature within 397 days are considered money market securities for purposes of the Funds' investment policies.

         Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits are not transferable and are therefore illiquid prior to their maturity. No Fund will invest more than 15% of its net assets in time deposits and other illiquid securities. See "Investment Restrictions" below. Certificates of deposit are certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time. Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and of the drawer to pay the full amount of the instrument upon maturity.

         Commercial paper consists of short-term, unsecured promissory notes issued to finance short-term credit needs. The commercial paper purchased by the Funds will consist only of direct obligations which, at the time of their purchase, are (a) rated Prime-1 or Prime-2 by Moody's or A-1 or A-2 by S&P (or comparably rated by any other nationally recognized statistical rating organization), (b) issued by companies having an outstanding unsecured debt issue currently rated at least Aa by Moody's or at least AA by S&P (or comparably rated by any other nationally recognized statistical rating organization), or (c) if unrated, determined by the Adviser to be of comparable quality to those rated obligations which may be purchased by the Funds.

         Money market instruments in which the Funds may invest also include nonconvertible corporate debt securities (for example, bonds and debentures) with no more than 397 days remaining to maturity, provided such obligations are rated Aa or better by Moody's, AA or better by S&P (or comparably rated by any other nationally recognized statistical rating organization) or, if unrated, determined to be of comparable quality by the Adviser.

INVESTMENT RESTRICTIONS

         Each Fund has adopted the following investment restrictions which, together with the investment objective of such Fund, cannot be changed without approval by holders of a majority of the outstanding voting shares of such Fund. As defined in the 1940 Act, this means the lesser of the vote of (a) 67% of the shares of such Fund at a meeting where more than 50% of the outstanding shares of such Fund are present in person or by proxy or (b) more than 50% of the outstanding shares of such Fund. If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in values or assets will not constitute a violation of such restriction.

1. No Fund, other than Global Fund, will, with respect to 75% of its total assets, invest more than 5% of the value of its total assets (taken at market value at the time of purchase) in the outstanding securities of any one issuer, or own more than 10% of the outstanding voting securities of any one issuer, in each case other than securities issued or guaranteed by the U.S. Government or any agency or instrumentality thereof.

2. No Fund will invest 25% or more of the value of its total assets in the securities of issuers conducting their principal business activities in any one industry. This restriction does not apply to securities of the U.S. Government or its agencies and instrumentalities and repurchase agreements relating thereto. The various types of utilities companies, such as gas, electric, telephone, telegraph, satellite and microwave communications companies, are considered as separate industries.

3. No Fund will underwrite the securities of other issuers except to the extent that, in connection with the disposition of its portfolio securities, the Fund may be deemed to be an underwriter.

4. No Fund will borrow money except for temporary or emergency purposes. The amount of such borrowing (not including borrowing through reverse repurchase agreements) may not exceed one-third of the value of such Fund's total assets. No Fund will purchase portfolio securities while outstanding borrowings (other than reverse repurchase agreements) exceed 5% of the value of the Fund's total assets. The Funds will not borrow for leverage purposes.

5. No Fund will issue any senior securities, as defined in the 1940 Act, except as set forth in investment restriction number 4 above, and except to the extent that using options, futures contracts and options on futures contracts, or purchasing or selling securities on a when-issued or forward commitment basis, or using similar investment strategies may be deemed to constitute issuing a senior security.

6. No Fund will purchase or sell commodities or commodities futures contracts, except that the Funds may enter into financial futures contracts and engage in related options transactions.

7. No Fund will mortgage, pledge or hypothecate its assets except to secure temporary or emergency borrowing. For purposes of this policy, collateral arrangements for margin deposits on future contracts or with respect to the writing of options are not deemed to be a pledge of assets.

         For purposes of the Funds' concentration policy contained in fundamental restriction (2) above, the applicable Funds intend to comply with the SEC staff position that securities issued or guaranteed as to principal and interest by any single foreign government are considered to be securities of issuers in the same industry.

         Each Fund has adopted the following operating (i.e., non-fundamental) investment restrictions which may be changed by the Board of Directors at any time without shareholder approval. No Fund will:

1.       Invest more than 15% of its net assets in illiquid securities.

2. Purchase any securities on margin except to obtain such short-term credits as may be necessary for the clearance of transactions and except that the Funds may make margin deposits in connection with futures contracts.

3.       Make short sales of securities.

         Additionally, Growth Fund and Mid Cap Fund may invest in warrants if no more than 5% of the value of each Fund's net assets would be invested in such securities.

         Any investment restriction or limitation which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after an acquisition of securities or a utilization of assets and such excess results therefrom.

DIVERSIFICATION

         As indicated by the first fundamental investment restriction set forth above, each Fund other than Global Fund operates as a "diversified" fund. Global Fund is "non-diversified" and, accordingly, will be able to invest more than 5% of the value of its total assets in the obligations of a single issuer. However, Global Fund, as well as each of the other Funds, intends to conduct its operations so that it will comply with diversification requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), and qualify as a "regulated investment company." In order to qualify as a regulated investment company, each Fund must limit its investments so that, at the close of each quarter of the taxable year, with respect to at least 50% of its total assets, not more than 5% of its total assets will be invested in the securities of a single issuer. In addition, the Code requires that not more than 25% in value of each Fund's total assets may be invested in the securities of a single issuer at the close of each quarter of the taxable year.

PORTFOLIO TURNOVER

         Portfolio turnover is the ratio of the lesser of annual purchases or sales of portfolio securities by a Fund to the average monthly value of portfolio securities owned by the Fund, not including securities maturing in less than 12 months. A 100% portfolio turnover rate would occur, for example, if the lesser of the value of purchases or sales of a Fund's portfolio securities for a particular year were equal to the average monthly value of the portfolio securities owned by the Fund during the year. Each Fund will dispose of securities without regard to the time they have been held when such action appears advisable to the Adviser. Frequent portfolio trades may result in higher transaction and other costs for a Fund.


                        DIRECTORS AND EXECUTIVE OFFICERS

         The Directors and officers of the Company, their position with the Company and their principal occupations are set forth below. Unless indicated otherwise, all positions have been held at least five years.


                                                        PRINCIPAL OCCUPATION(S) DURING
NAME, ADDRESS, AND AGE                POSITION          PAST FIVE YEARS AND OTHER AFFILIATIONS
----------------------                --------          --------------------------------------
Clarence G. Frame, 78                 Director          Of counsel, Briggs & Morgan law firm. Mr. Frame currently
First National Bank Building,                           serves on the board of directors of Tosco Corporation (an
W-875                                                   oil refining and marketing company). Milwaukee Land Company,
332 Minnesota Street                                    and Independence One Mutual Funds.
St. Paul, Minnesota  55101

Richard F. McNamara, 63               Director          Chief Executive Officer of Activar, Inc., a Minneapolis-
7808 Creekridge Circle #200                             based holding company consisting of seventeen companies in
Minneapolis, Minnesota 554239                           industrial plastics, sheet metal, automotive aftermarket,
                                                        construction supply, electronics and financial services,
                                                        since 1966. Mr. McNamara currently serves on the board of
                                                        directors of Rimage (electronics manufacturing) and
                                                        Interbank.

Thomas F. Madison, 60                 Director          President and CEO of MLM Partners, Inc. since January 1993;
200 South Fifth Street                                  previously, Vice Chairman--Office of the CEO, The Minnesota
Suite 2100                                              Mutual Life Insurance Company from February to September
Minneapolis, Minnesota 55402                            1994; President of U.S. WEST Communications--Markets from
                                                        1988 to 1993. Mr. Madison currently serves on the board of directors of Valmont Industries, Inc. (metal manufacturing),
                                                        Eltrax Systems, Inc. (data communications integration),
                                                        Minnegasco, Span Link Communications (software), ACI
                                                        Telecentrics (outbound telemarketing and telecommunications)
                                                        and various civic and educational organizations.

James W. Nelson, 55                   Director          Chairman and Chief Executive Officer of Eberhardt Holding
81 South Ninth Street                                   Company and its subsidiaries.
Suite 400
Minneapolis, Minnesota 55440

Robert J. Odegard, 75                 Director          Special Assistant to the President of the University of
University of Minnesota                                 Minnesota.
   Foundation
1300 South Second Street
Minneapolis, Minnesota 55454

John G. Taft, 42                      President         President of the Adviser; Director (since 1993) of the
90 South Seventh Street                                 Adviser and the Underwriter; Executive Vice President (since
Suite 4400                                              1995) of the Underwriter; President of the Underwriter from
Minneapolis, Minnesota 55402                            1991 to 1995; Management committee member of the Adviser
                                                        from 1991 to 1993.

Jane M. Wyatt, 42                     Executive         Chief Investment Officer and Director of the Adviser since
90 South Seventh Street               Vice              1993; Director and Executive Vice President of the
Suite 4400                            President         Underwriter since 1993; Executive Vice President and
Minneapolis, Minnesota 55402                            Portfolio Manager of the Adviser from 1992 to 1993.


James C. King, 56                     Vice              Senior Equity Portfolio Manager of the Adviser since 1993;
90 South Seventh Street               President         previously, Director of the Adviser and the Underwriter from
Suite 4400                                              1993 to 1995.
Minneapolis, Minnesota 55402

Steven P. Eldredge, 40                Vice              Senior Tax Exempt Portfolio Manager of the Adviser since
90 South Seventh Street               President         1995; previously, portfolio manager for ABT Mutual Funds,
Suite 4400                                              Palm Beach, Florida, from 1989 to 1995.
Minneapolis, Minnesota 55402

Kenneth R. Larsen, 33                 Treasurer         Treasurer of the Adviser and the Underwriter; previously,
90 South Seventh Street                                 Director, Secretary and Treasurer of the Adviser and the
Suite 4400                                              Underwriter from 1993 to 1995.
Minneapolis, Minnesota 55402

Thomas J. Abood, 33                   Secretary         Senior Vice President and General Counsel of Dougherty
90 South Seventh Street                                 Financial Group, Inc. (since 1995); Senior Vice President of
Suite 4400                                              the Adviser, the Underwriter and Voyageur Companies, Inc.
Minneapolis, Minnesota 55402                            since 1994; previously, Vice President of the Adviser and
                                                        Voyageur Companies, Inc. from 1994 to 1995; associated with the law firm of Skadden, Arps, Slate, Meagher & Flom,
                                                        Chicago, Illinois from 1988 to 1994.


         As of ____________________________ , 1997, the officers and directors of the Company as a group did not own any shares of the Funds.

         The Company does not compensate its officers. Each director (who is not an employee of the Adviser or any of its affiliates) receives a total annual fee of $ ________ for serving as a director of the Company, plus a $500 fee for each special in-person meeting attended by such director. These fees are allocated among each series of the Company based on the relative average net asset value of each series. In addition, each director who is not an employee of the Adviser any of its affiliates is reimbursed for expenses incurred in connection with attending meetings. For the calendar year ended December 31, 1996, each of Messrs. Frame, McNamara, Madison, Nelson and Odegard received total compensation of $25,500 from the investment companies for which Voyageur Fund Managers, Inc., the predecessor of the Adviser, served as investment adviser (the "Fund Complex"). (For the calendar year ended December 31, 1996, the Fund Complex consisted of 10 open-end investment companies comprising 33 series or funds and 6 closed-end investment companies.) The Adviser currently serves as investment adviser to one open-end investment company with nine series.

         THE INVESTMENT ADVISER, SUB-ADVISER AND ADMINISTRATIVE SERVICES

GENERAL

         Voyageur Asset Management LLC (the "Adviser"), a Minnesota limited liability company, has been retained under an investment advisory agreement (the "Advisory Agreement") with the Company to act as each Fund's investment adviser, subject to the authority of the Board of Directors. The Adviser and the Distributor are each indirect wholly-owned subsidiaries of Dougherty Financial Group LLC ("DFG").

         Dougherty Dawkins LLC (the "Distributor") is the principal distributor of the Funds' shares. With regard to the Distributor, ____________ is the President and a director and Mr. Taft and Ms. Wyatt are each executive vice presidents and directors. Mr. Abood is senior vice president and Mr. Larsen is treasurer.

INVESTMENT ADVISORY AGREEMENT

         The Funds do not maintain their own research department. The Company, on behalf of each Fund, has contracted with the Adviser for investment advice, research and management. Pursuant to the Investment Advisory Agreement, the Adviser has the sole and exclusive responsibility for the management of each Fund's portfolio and the making and execution of all investment decisions for the Fund subject to the objectives and investment policies and restrictions of the Fund and subject to the supervision of the Company's Board of Directors; provided, however, that with respect to Global Fund the Adviser may retain a sub-adviser. The Adviser also furnishes, at its own expense, office facilities, equipment and personnel for servicing the investments of each Fund. The Adviser has agreed to arrange for officers and employees of the Adviser to serve without compensation from the Funds as directors, officers or employees of the Company if duly elected to such positions by the shareholders or directors.

         As compensation for the Adviser's services, Global Fund is obligated to pay to the Adviser a monthly investment advisory fee equivalent on an annual basis to .70% of its average daily net assets, each of the other Fixed Income Funds is obligated to pay a monthly fee equivalent on an annual basis to .50% of each such Fund's average daily net assets and each Equity Fund is obligated to pay a monthly fee equivalent on an annual basis to 1.00% of each such Fund's average daily net assets. The percentage fee is based on the average daily value of each Fund's net assets at the close of each business day. For purposes of calculating average daily net assets, as such term is used in the Investment Advisory Agreement, each Fund's net assets equal its total assets minus its total liabilities.

         The Investment Advisory Agreement continues from year to year only if approved annually (a) by the Board of Directors of the Company or by vote of a majority of the outstanding voting securities of each Fund and (b) by vote of a majority of Directors of the Company who are not parties to such Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting of the Board of Directors called for the purpose of voting on such approval. The Investment Advisory Agreement may be terminated by either party on 60 days' notice to the other party and terminates automatically upon its assignment. The Investment Advisory Agreement also provides that amendments to the Agreement may be effected if approved by the Board of Directors of the Company (including a majority of the directors who are not interested persons of the Adviser or the Company), unless the 1940 Act requires that any such amendment must be submitted for approval by the shareholders and that all proposed assignments of such agreement are subject to approval by the Company's Board of Directors (unless the 1940 Act otherwise requires shareholder approval thereof).

INVESTMENT SUB-ADVISORY AGREEMENT

         Global Fund's Sub-Adviser is Lazard London International Investment Management Limited (the "Sub-Adviser"). Pursuant to a Sub-Advisory Agreement with the Adviser, the Sub-Adviser provides Global Fund with investment advice and portfolio management relating to the Fund's investments in foreign securities. Under the Sub-Advisory Agreement, the Sub-Adviser is required, among other things, to report to the Adviser or the Board of Directors regularly at such times and in such detail as the Adviser or the Board of Directors may from time to time request in order to permit the Adviser and the Board of Directors to determine the adherence of the Fund to its investment objective, policies and restrictions. The Sub-Advisory Agreement also requires the Sub-Adviser to provide all office space, personnel and facilities necessary and incident to the Sub-Adviser's performance of its services under the Sub-Advisory Agreement. For its services, the Sub-Adviser receives a monthly sub-advisory fee from the Adviser equivalent on an annual basis to .35% of the average daily net assets of the Fund.

ADMINISTRATIVE SERVICES AGREEMENT

         The Adviser also acts as each Fund's dividend disbursing, transfer, administrative and accounting services agent pursuant to an Administrative Services Agreement (the "Administrative Services Agreement") between the Adviser and the Company. Pursuant to the Administrative Services Agreement, the Adviser provides each Fund all dividend disbursing, transfer agency, administrative and accounting services required by such Fund including, without limitation, the following: (i) the calculation of net asset value per share (including the pricing of each Fund's portfolio of securities) at such times and in such manner as is specified in the Fund's current Prospectus and Statement of Additional Information, (ii) upon the receipt of funds for the purchase of such Fund's shares or the receipt of redemption requests with respect to such Fund's shares outstanding, the calculation of the number of shares to be purchased or redeemed, respectively, (iii) upon such Fund's distribution of dividends, the calculation of the amount of such dividends to be received per share, the calculation of the number of additional shares of such Fund to be received by each shareholder of such Fund (other than any shareholder who has elected to receive such dividends in cash) and the mailing of payments with respect to such dividends to shareholders who have elected to receive such dividends in cash,
(iv) the provision of transfer agency services, (v) the creation and maintenance of such records relating to the business of such Fund as such Fund may from time to time reasonably request, (vi) the preparation of tax forms, reports, notices, proxy statements, proxies and other shareholder communications, and the mailing thereof to shareholders of such Fund, and (vii) the provision of such other dividend disbursing, transfer agency, administrative and accounting services as such Fund and the Adviser may from time to time agree upon. Pursuant to the Administrative Services Agreement, the Adviser also provides such regulatory reporting and compliance related services and tasks for the Company or any Fund as the Company may reasonably request.

         As compensation for these services, each Fund pays the Adviser a monthly fee equivalent on an annual basis to .10% of the Fund's average daily net assets. For purposes of calculating average daily net assets, as such term is used in the Administrative Services Agreements, each Fund's net assets equals its total assets minus its total liabilities. Each Fund also reimburses the Adviser for its out-of-pocket expenses in connection with the Adviser's provision of services under such Fund's Administrative Services Agreement.

         The Administrative Services Agreement is renewable from year to year if the Company's directors (including a majority of the Company's disinterested directors) approve the continuance of the Agreement. Each Fund or the Adviser can terminate such Fund's Administrative Services Agreement on 60 days' notice to the other party. The Administrative Services Agreement also provides that amendments to the Agreement may be effected if approved by the Board of Directors of the Company (including a majority of the directors who are not interested persons of the Adviser or the Fund), unless the 1940 Act requires that any such amendment must be submitted for approval by the Fund's shareholders, and that all proposed assignments of such agreement are subject to approval by the Company's Board of Directors (unless the 1940 Act otherwise requires shareholder approval thereof).

EXPENSES OF THE FUNDS

         All costs and expenses (other than those specifically referred to as being borne by the Adviser or the Distributor) incurred in the operation of each Fund are borne by such Fund. These expenses include, among others, fees of the directors who are not employees of the Adviser or any of its affiliates, expenses of directors' and shareholders' meetings, including the cost of printing and mailing proxies, expenses of insurance premiums for fidelity and other coverage, expenses of redemption of shares, expenses of issue and sale of shares (to the extent not borne by the Distributor under its agreement with such Fund), association membership dues, charges of such Fund's custodian, and bookkeeping, auditing and legal expenses. Each Fund will also pay the fees and bear the expense of registering and maintaining the registration of such Fund and its shares with the Securities and Exchange Commission and registering or qualifying its shares under state or other securities laws and the expense of preparing and mailing prospectuses, reports and statements to shareholders.

         The Adviser reserves the right to voluntarily waive its fees in whole or part and to voluntarily absorb certain other of the Fund's expenses. Any such waiver or absorption, however, is in the Adviser's sole discretion and may be lifted or reinstated at any time. The Adviser has voluntarily agreed to waive fees and absorb expenses for each Fund through October 31, 1997, to the extent set forth under "Fees and Expenses" in the Prospectus.

PORTFOLIO TRANSACTIONS AND ALLOCATION OF BROKERAGE

         Decisions with respect to placement of the Funds' portfolio transactions are made by the Adviser and, with respect to Global Fund, the Sub-Adviser. In selecting brokers to execute portfolio transactions, the Adviser and the Sub-Adviser seek to obtain the best net price and efficiency of execution of orders. Commission rates, being a component of price, are considered together with other relevant factors.

         When consistent with the objectives of best net price and efficiency of execution of orders, business may be placed with broker-dealers who furnish investment research services to the Sub-Adviser or the Adviser; provided, however, that the provision of research and brokerage services may not be considered in selecting dealers to execute futures contracts and related options. Such research services include advice, both directly and in writing, as to the value of securities, the advisability of investing in, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities, as well as analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy, and the performance of accounts. This allows both the Adviser and Sub-Adviser to supplement their own investment research activities by obtaining the views and information of individuals and research staffs of many different securities research firms prior to making investment decisions for a Fund. Research may also include computer software and hardware which conveys or analyzes the foregoing. To the extent portfolio transactions are effected with broker-dealers who furnish research services, the Adviser and Sub-Adviser each receive a benefit, not capable of evaluation in dollar amounts, without providing any direct monetary benefit to the Funds from these transactions.

         The Adviser and Sub-Adviser have not entered into any formal or informal agreements with any broker-dealers, nor do they maintain any "formula" which must be followed in connection with the placement of the Funds' portfolio transactions in exchange for research services provided the Adviser or Sub-Adviser, except as noted below. However, each of the Adviser and Sub-Adviser maintains informal lists of broker-dealers, which is used from time to time as a general guide in the placement of the Funds' business, in order to encourage certain broker-dealers to provide the Adviser and Sub-Adviser with research services which the Adviser and Sub-Adviser anticipate will be useful to them. Because the list is merely a general guide, which is to be used only after the primary criterion for the selection of broker-dealers (discussed above) has been met, substantial deviations from the list are permissible and may be expected to occur. The Adviser and Sub-Adviser will authorize the Funds to pay an amount of commission for effecting a securities transaction in excess of the amount of commission another broker-dealer would have charged only if the Adviser or Sub-Adviser determines in good faith that such amount of commission is reasonable in relation to the value of the brokerage and research services provided by such broker-dealer, viewed in terms of either that particular transaction or the Adviser's or Sub-Adviser's overall responsibilities with respect to the accounts as to which it exercises investment discretion. The Funds will not purchase at a higher price or sell at a lower price in connection with transactions effected with a broker-dealer, acting as principal, who furnishes research services to the Adviser or Sub-Adviser than would be the case if no weight were given by the Adviser or Sub-Adviser to the dealer's furnishing of such services.

         The Adviser believes that most research services obtained will generally benefit one or more of the investment companies managed by the Adviser or Sub-Adviser and will also benefit accounts which they manage. Normally research services obtained through commissions paid by the managed funds and accounts investing in debt securities would primarily benefit such funds and accounts; similarly, services obtained from transactions in common stocks would be of greater benefit to the managed funds and accounts investing in common stocks.

         Pursuant to conditions set forth in the rules of the Securities and Exchange Commission, each Fund may effect brokerage transactions in its portfolio securities with a broker or dealer affiliated directly or indirectly with the Adviser or the Sub-Adviser, as the case may be. In determining the commissions to be paid to a broker-dealer affiliated with the Adviser or Sub-Adviser, it is the policy of the Funds that such commissions will, in the judgment of the Adviser or Sub-Adviser, subject to review by the Board of Directors, be both (a) at least as favorable as those which would be charged by other qualified brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time, and (b) at least as favorable as commissions contemporaneously charged by such affiliated broker-dealers on comparable transactions for their most favored comparable unaffiliated customers.

         When two or more clients of the Adviser or Sub-Adviser are simultaneously engaged in the purchase or sale of the same security, the prices and amounts are allocated in accordance with a formula considered by the Adviser or Sub-Adviser to be equitable to each client. In some cases, this system could have a detrimental effect on the price or volume of the security as far as each client is concerned. In other cases, however, the ability of the clients to participate in volume transactions will produce better executions for each client.

         Pursuant to conditions set forth in rules of the Securities and Exchange Commission, the Funds may purchase securities from an underwriting syndicate of which an affiliated broker-dealer is a member (but not directly from such affiliated broker-dealer itself). Such conditions relate to the price and amount of the securities purchased, the commission or spread paid and the quality of the issuer. The rules further require that such purchases take place in accordance with procedures adopted and reviewed periodically by the Board of Directors of the Funds, particularly those directors who are not interested persons of the Funds.

         Consistent with the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and subject to the policies set forth in the preceding paragraphs and such other policies as the Company's directors may determine, the Adviser and Sub-Adviser may consider sales of shares of the Funds as a factor in the selection of broker-dealers to execute the Funds' securities transactions.


                    NET ASSET VALUE AND PUBLIC OFFERING PRICE

         The method for determining the public offering price of Fund shares, which is equal to the net asset value per share, is summarized in the Prospectus. The portfolio securities in which the Funds invest fluctuate in value and hence the net asset value per share of each Fund also fluctuates. The net asset value of each Fund's shares is determined on each day on which the New York Stock Exchange is open, provided that the net asset value need not be determined on days when no Fund shares are tendered for redemption and no order for Fund shares is received. The New York Stock Exchange is not open for business on the following holidays (or on the nearest Monday or Friday if the holiday falls on a weekend): New Year's Day, President's Day, Good Friday, Memorial Day, July 4th, Labor Day, Thanksgiving and Christmas.

                                      TAXES

GENERAL

         Each Fund intends to qualify each year as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In order to so qualify, a Fund must meet certain requirements imposed by the Code as to the sources of the Fund's income and the diversification of the Fund's assets. A Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities or other income derived with respect to its business of investing in such securities (including, but not limited to, gains from options, futures or forward contracts); (b) generally derive in each taxable year less than 30% of its gross income from gains from the sale or other disposition of securities, options, futures or forward contracts held for less than three months; and (c) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the value of the Fund's assets is represented by (A) cash, United States government securities or securities of other regulated investment companies, and (B) other securities that, with respect to any one issuer, do not represent more than 5% of the value of the Fund's assets or more than 10% of the voting securities of such issuer, and (ii) not more than 25% of the value of the Fund's assets is invested in the securities of any issuer (other than United States government securities or the securities of other regulated investment companies).

         If a Fund qualifies as a regulated investment company and satisfies a minimum distribution requirement, the Fund will not be subject to federal income tax on income and gains to the extent that it distributes such income and gains to its shareholders. The minimum distribution requirement is satisfied if a Fund distributes at least 90% of its net investment income (including tax-exempt interest and net short-term capital gains) for the taxable year.

         Each Fund will be subject to a nondeductible 4% excise tax to the extent that it does not distribute by the end of each calendar year (or is not subjected to regular corporate tax in such year on) an amount equal to the sum of (a) 98% of the Fund's ordinary income for such calendar year; (b) 98% of the excess of capital gains over capital losses for the one-year period ending on October 31 of each year; and (c) the undistributed income and gains from the preceding years (if any).

FEDERAL TAX TREATMENT OF SHAREHOLDERS

         Distributions to shareholders attributable to a Fund's net investment income (including interest income and net short-term capital gains) are taxable as ordinary income whether paid in cash or reinvested in additional shares of the Fund. Distributions of any net capital gain ( I.E., the excess of net long-term capital gain over net short-term capital loss, if any) that are designated as capital gain dividends are taxable as long-term capital gains, whether paid in cash or additional shares of a Fund, regardless of how long the shares have been held.

         Dividends and distributions by each Fund are generally taxable to the shareholders at the time the dividend or distribution is made (even if reinvested in additional shares of the Fund). However, any dividend declared by a Fund in October, November or December of any calendar year which is payable to shareholders of record on a specified date in such a month will be treated as received by the shareholders on December 31 of such year if the dividend is paid during January of the following year. The realization by a Fund of original issue or market discount will increase the investment income of such Fund and the amount required to be distributed.

         Distributions may also be subject to state, local and foreign taxes depending on each shareholder's particular situation.

         In general, if a share of common stock is sold or exchanged, the seller will recognize gain or loss equal to the difference between the amount realized in the sale or exchange and the seller's adjusted basis in the share of common stock. Any gain or loss realized upon a sale or exchange of shares of common stock will be treated as long-term capital gain or loss if the shares have been held for more than one year, and otherwise as short-term capital gain or loss. Further, if such shares are held for six months or less, loss realized by a shareholder will be treated as long-term capital loss to the extent of the total of any capital gain dividend received by the shareholder. In addition, any loss realized on a sale or exchange of shares of common stock will be disallowed to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after disposition of the shares. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

         Each Fund may be required to withhold federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide such Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Corporate shareholders and certain other shareholders specified in the Code are generally exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder's federal income tax liability.

         The foregoing discussion relates solely to United States federal income tax law as applicable to "U.S. persons,"I.E., U.S. citizens and residents and U.S. domestic corporations, partnerships, trusts and estates. Shareholders who are not U.S. persons should consult their tax advisers regarding the U.S. and non-U.S. tax consequences of ownership of shares of the Funds, including the fact that such a shareholder may be subject to U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable U.S. income tax treaty) on amounts constituting ordinary income from U.S. sources, including ordinary dividends paid by the Funds.

TAX INFORMATION RELATING TO FUND INVESTMENTS

         The Funds will recognize gain or loss on futures contracts, options, and forward currency contracts when realized by entering into a closing transaction or by exercise. In addition, if a Fund holds such contracts and options at the end of its taxable year, unrealized gain or loss on such contracts is taken into account at the then current fair market value thereof under a special "marked-to-market, 60/40 system," and such gain or loss is recognized for tax purposes. The gain or loss from such contracts and options (including premiums on certain options that expire unexercised) is treated as 60% long-term and 40% short-term capital gain or loss, regardless of their holding period. The amount of any capital gain or loss actually realized by a Fund in a subsequent sale or other disposition of such contracts will be adjusted to reflect any capital gain or loss taken into account by the Fund in a prior year as a result of the constructive sale under the "marked-to-market, 60/40 system." Notwithstanding the rules described above, with respect to certain futures or forward currency contracts, a Fund may make an election that will have the effect of exempting all or a part of those identified contracts from being treated for federal income tax purposes as sold on the last business day of the Fund's taxable year. All or part of any loss realized by a Fund on any closing of a contract may be deferred until all of the Fund's offsetting positions with respect to the futures contract are closed.

         Code Section 988 may also apply for forward currency contracts. Under
Section 988, each foreign currency gain or loss is generally computed separately and treated as ordinary income or loss. In the case of overlap between Sections 1256 and 988, special provisions determine the character and timing of any income, gain or loss. The Funds engaging in forward currency contracts will attempt to monitor Section 988 transactions to avoid an adverse tax impact.

         Sales of forward currency contracts which are intended to hedge against a change in the value of securities or currencies held by a Fund may affect the holding period of such securities or currencies and, consequently, the nature of the gain or loss on such securities or currencies upon distribution.

         It is expected that any net gain realized from the closing out of forward currency contracts will be considered gain from the sale of securities or currencies and therefore be qualifying income for purposes of the 90% of gross income from qualified sources requirement, as discussed above. In order to avoid realizing excessive gains on securities or currencies held less than three months, a Fund may be required to defer the closing out of forward currency contracts beyond the time when it would otherwise be advantageous to do so. It is expected that unrealized gains on forward currency contracts, which have been open for less than three months as of the end of a Fund's fiscal year and which are recognized for tax purposes, will not be considered gains on securities or currencies held less than three months for purposes of the 30% test, as discussed above.

         Under the Code, a Fund's taxable income for each year will be computed without regard to any net foreign currency loss attributable to transactions after October 31, and any such net foreign currency loss will be treated as arising on the first day of the following taxable year.

                         CALCULATION OF PERFORMANCE DATA

         Advertisements and other sales literature for the Funds may refer to "average annual total return" and "cumulative total return" and, with respect to the Fixed Income Funds only, "yield" and "current distribution rate." These amounts are calculated as described below. No performance information is provided for the Funds because none of the Funds had commenced operations as of the date of this Statement of Additional Information.

YIELD

         Yield is computed by dividing the net investment income per share deemed earned during the computation period by the maximum offering price per share on the last day of the period, according to the following formula:

                         YIELD = 2[(a-b/cd + 1)(6) - 1]

Where:            a   =    dividends and interest earned during the period;
                  b   =    expenses accrued for the period (net of
                           reimbursements);
                  c   =    the average daily number of shares outstanding
                           during the period that were entitled to receive
                           dividends; and
                  d   =    the maximum offering price per share on the last
                           day of the period.

AVERAGE ANNUAL TOTAL RETURN

         Average annual total return is computed by finding the average annual compounded rates of return over the periods indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                               P (1 + T)(n) = ERV

Where:            P      =   a hypothetical initial payment of $1,000;
                  T      =   average annual total return;
                  n      =   number of years; and
                  ERV    =   ending redeemable value at the end of the period of
                             a hypothetical $1,000 payment made at the beginning of such period.

This calculation deducts the maximum sales charge from the initial hypothetical $1,000 investment, assumes all dividends and capital gain distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged as expenses to all shareholder accounts.

CUMULATIVE TOTAL RETURN

         Cumulative total return is computed by finding the cumulative compounded rate of return over the period indicated in the advertisement that would equate the initial amount invested to the ending redeemable value, according to the following formula:

                               CTR = 100 (ERV-P)/P

Where:            CTR    =   Cumulative total return;
                  ERV    =   ending redeemable value at the end of the period of
                             a hypothetical $1,000 payment made at the beginning
                             of such period; and
                  P      =   initial payment of $1,000.

This calculation deducts the maximum sales charge from the initial hypothetical $1,000 investment, assumes all dividends and capital gain distributions are reinvested at net asset value on the appropriate reinvestment dates as described in the Prospectus, and includes all recurring fees, such as investment advisory and management fees, charged as expenses to all shareholder accounts.

DISTRIBUTION RATE

         A Fund's current distribution rate as of a specified date is calculated by determining the amount of distributions that would have been paid over the twelve-month period ending on such date to the holder of one hypothetical Fund share purchased at the beginning of such period, and dividing such amount by the current offering price per share.

                                   REDEMPTIONS

         A signature guarantee is required if a redemption: (1) exceeds $50,000 (unless it is being wired to a pre-authorized bank account, in which case a guarantee is not required), (2) is to be paid to someone other than the registered shareholder or (3) is to be mailed to an address other than the address of record or wired to an account other than the pre-authorized bank or brokerage account. On joint account redemptions, each signature must be guaranteed. A signature guarantee may not be provided by a notary public. Please contact the Adviser for instructions as to what institutions constitute eligible signature guarantors. The Underwriter may waive certain of these redemption requirements at its own risk, but also reserves the right to require signature guarantees on all redemptions, in contexts perceived by the Underwriter to subject a Fund to an unusual degree of risk.

                             ADDITIONAL INFORMATION

         Organizational costs incurred by the Company in connection with its start-up and initial registration will be amortized over 60 months on an inverse acceleration (sum-of-the-years-digits) basis beginning on the date of each Fund's initial effective date. If the Adviser redeems any or all of its shares of any Fund prior to the end of such Fund's 60-month amortization period, the redemption proceeds will be reduced by its pro rata portion of such Fund's unamortized organizational costs. If a Fund liquidates prior to the date such costs are fully amortized, the Adviser will bear all unamortized organizational costs of such Fund.

CUSTODIAN; COUNSEL; INDEPENDENT AUDITORS

         First Trust National Association, 180 East Fifth Street, St. Paul, Minnesota 55101, acts as custodian of the Funds' assets and portfolio securities.

         Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402, serves as counsel for the Funds.

         KPMG Peat Marwick LLP, 4200 Norwest Center, Minneapolis, Minnesota 55402, serves as the Funds' independent auditors.

SHAREHOLDER MEETINGS

         The Company is not required under Minnesota law to hold annual or periodically scheduled regular meetings of shareholders. Regular and special shareholder meetings are held only at such times and with such frequency as required by law. Minnesota law provides for the Board of Directors to convene shareholder meetings when it deems appropriate. In addition, if a regular meeting of shareholders has not been held during the immediately preceding fifteen months, a shareholder or shareholders holding three percent or more of the voting shares of a Fund may demand a regular meeting of shareholders of a Fund by written notice of demand given to the chief executive officer or the chief financial officer of the Fund. Within ninety days after receipt of the demand, a regular meeting of shareholders must be held at the expense of the fund. Additionally, the 1940 Act requires shareholder votes for all amendments to fundamental investment policies and restrictions and for all investment advisory contracts and amendments thereto.

LIMITATION OF DIRECTOR LIABILITY

         Under Minnesota law, each director of the Company owes certain fiduciary duties to each Fund and to its shareholders. Minnesota law provides that a director "shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interest of the corporation, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances." Fiduciary duties of a director of a Minnesota corporation include, therefore, both a duty of "loyalty" (to act in good faith and act in a manner reasonably believed to be in the best interests of the corporation) and a duty of "care" (to act with the care an ordinarily prudent person in a like position would exercise under similar circumstances). Minnesota corporations are authorized to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of "care". Minnesota law does not, however, permit a corporation to eliminate or limit the liability of directors (i) for any breach of the directors' duty of "loyalty" to the corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for authorizing a dividend, stock repurchase or redemption or other distribution in violation of Minnesota law or for violation of certain provisions of Minnesota securities law, or (iv) for any transaction from which the directors derived an improper personal benefit. The Articles of Incorporation of the Company limit the liability of the Company's directors to the fullest extent permitted by Minnesota statutes, except to the extent that such liability cannot be limited as provided in the 1940 Act (which Act prohibits any provisions which purport to limit the liability of directors arising from such directors' willful misfeasance, bath faith, gross negligence, or reckless disregard of the duties involved in the conduct of their role as directors).

         Minnesota law does not eliminate the duty of "care" imposed upon a director. It only authorizes a corporation to eliminate monetary liability for violations of that duty. Minnesota law, further, does not permit elimination or limitation of liability of "officers" to the corporation for breach of their duties as officers). Minnesota law does not permit elimination or limitation of the availability of equitable relief, such as injunctive or rescissionary relief. Further, Minnesota law does not permit elimination or limitation of a director's liability under the 1933 Act or the Securities Exchange Act of 1934, and it is uncertain whether and to what extent the elimination of monetary liability would extend to violations of duties imposed on directors by the 1940 Act and the rules and regulations adopted thereunder.

ORGANIZATION AND CAPITALIZATION OF THE FUNDS

         The Company's (and, therefore, each Fund's) fiscal year ends on October 31 of each year.

         The Articles of Incorporation of the Company were amended and restated on November 23, 1993 to, among other things, change the name of the Company from Voyageur Money Market Fund, Inc. to Voyageur Mutual Funds IV, Inc. and were amended and restated on January 20, 1995 to change the Company name to VAM Institutional Funds, Inc.

                                   APPENDIX A

                        DESCRIPTION OF SECURITIES RATINGS

         STANDARD & POOR'S RATINGS SERVICES -- A brief description of the applicable Standard & Poor's Ratings Services (S&P) rating symbols and their meanings (as published by S&P) follows.

         An S&P corporate debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

         The debt rating is not a recommendation to purchase, sell, or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

         The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable. S&P does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

         The ratings are based, in varying degrees, on the following considerations:

         1. Likelihood of default-- capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

         2.       Nature of and provisions of the obligation;

         3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

1.       LONG-TERM BONDS.

AAA Debt rated 'AAA' has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA Debt rated 'AA' has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree.

A Debt rated 'A' has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher-rated categories.

BBB Debt rated 'BBB' is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher-rated categories.

BB Debt rated 'BB,' 'B,' 'CCC,' 'CC' and 'C' is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. 'BB' indicates the lowest degree of speculation and 'C' the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

BB Debt rated 'BB' has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties of exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The 'BB' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied 'BBB-' rating.

B Debt rated 'B' has a greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The 'B' rating category is also used for debt subordinated to senior debt that is assigned an actual or implied 'BB' or 'BB-' rating.

2.       COMMERCIAL PAPER.

         An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 165 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. The Funds may invest in:

A Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2, and 3 to indicate the relative degree of safety.

A-1 This designation indicates that the degree of safety regarding timely payment is very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

A-2 Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as overwhelming as for issues designated "A-1."

         MOODY'S INVESTORS SERVICE -- A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings (as published by Moody's) follows.

1.       LONG-TERM BONDS.

Aaa      Bonds which are rated Aaa are judged to be of the best quality.
They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium-grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa Bonds which are rated Baa are considered as medium-grade obligations, i.e. they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba Bonds which are rated Ba are judged to have speculative elements; their future can be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Note:    Those bonds in the above groups which Moody's believes possess the strongest investment attributes are designated by the symbols Aa1, A1, Baa1, Ba1, and B1.

2.       COMMERCIAL PAPER.

         Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers. The Funds may invest in:

                  ISSUERS RATED PRIME-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations.

                  ISSUERS RATED PRIME-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations.

                                     PART C
                          VAM INSTITUTIONAL FUNDS, INC.
                          VAM Global Fixed Income Fund
                      VAM Short Duration Total Return Fund
                   VAM Intermediate Duration Total Return Fund
                           VAM Core Total Return Fund
                             VAM Mid Cap Stock Fund
                              VAM Growth Stock Fund

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

          (a)  Financial statements -

          (b)  Exhibits

          1        Amended and Restated Articles of Incorporation *
          2        Bylaws, as amended (1)
          3        Not applicable
          4        Not applicable
          5.1      Investment Advisory Agreement (1)
          5.2      Sub-Advisory Agreement *
          6.1      Distribution Agreement (1)
          7        Not applicable
          8.1      Custodian Agreement for Series B - F (1)
          8.2      Custodian Agreement for Series A (1)
          9.1      Administrative Services Agreement (1)
          10.1     Opinion and Consent of Dorsey & Whitney P.L.L.P. with respect to Series A-F (1)
          11       Consent of KPMG Peat Marwick LLP (1)
          12       Not applicable
          13       Not applicable
          14       Not applicable
          15       Not applicable
          16       Calculations of Yield - Not yet available
          17       Master Power of Attorney *
----------------

* Incorporated by reference to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A filed August 1, 1995.
(1)      To be filed by post-effective amendment.

Item 25.  Persons Controlled by or Under Common Control with Registrant

         Voyageur Asset Management LLC serves as investment manager to VAM Institutional Funds, Inc., an open-end investment management company which currently offers its shares in the following series:

         VAM Institutional Funds, Inc.
                  VAM Global Fixed Income Fund
                  VAM Short Duration Total Return Fund
                  VAM Intermediate Duration Total Return Fund
                  VAM Core Total Return Fund VAM Mid Cap Stock
                  Fund VAM Growth Stock Fund Segall Bryant &
                  Hamill Growth and Income Fund VAM Financial
                  Institutions Intermediate Duration Portfolio
                  VAM Financial Institutions Core Portfolio

Item 26.  Number of Holders of Securities

         No information is presented for the Funds because they have not yet commenced operations.

Item 27.  Indemnification

         The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify such persons, for such expenses and liabilities, in such manner, under such circumstances, and to such extent as permitted by
Section 302A.521 of the Minnesota Statutes, as now enacted or hereafter amended; provided, however, that no such indemnification may be made if it would be in violation of Section 17(h) of the Investment Company Act of 1940, as now enacted or hereinafter amended, and any rules, regulations or releases promulgated thereunder.

         The Registrant may indemnify its officers and directors and other "persons" acting in an "official capacity" (as such terms are defined in Section 302A.521) pursuant to a determination by the board of directors or shareholders of the Registrant as set forth in Section 302A.521, by special legal counsel selected by the board or a committee thereof for the purpose of making such a determination, or by a Minnesota court upon application of the person seeking indemnification. If a director is seeking indemnification for conduct in the capacity of director or officer of the Registrant, then such director generally may not be counted for the purpose of determining either the presence of a quorum or such director's eligibility to be indemnified.

         In any case, indemnification is proper only if the eligibility determining body decides that the person seeking indemnification has (a) not received indemnification for the same conduct from any other party or organization; (b) acted in good faith; (c) received no improper personal benefit; (d) in the case of criminal proceedings, had no reasonable cause to believe the conduct was unlawful; (e) reasonably believed that the conduct was in the best interest of the Registrant, or in certain contexts, was not opposed to the best interest of the Registrant; and (f) had not otherwise engaged in conduct which precludes indemnification under either Minnesota or Federal law (including, but not limited to, conduct constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of duties as set forth in Section 17(h) and (i) of the Investment Company Act of 1940).

         If a person is made or threatened to be made a party to a proceeding, the person is entitled, upon written request to the Registrant, to payment or reimbursement by the Registrant of reasonable expenses, including attorneys' fees and disbursements, incurred by the person in advance of the final disposition of the proceeding, (a) upon receipt by the Registrant of a written affirmation by the person of a good faith belief that the criteria for indemnification set forth in Section 302A.521 have been satisfied and a written undertaking by the person to repay all amounts so paid or reimbursed by the Registrant, if it is ultimately determined that the criteria for indemnification have not been satisfied, and (b) after a determination that the facts then known to those making the determination would not preclude indemnification under
Section 302A.521. The written undertaking required by clause (a) is an unlimited general obligation of the person making it, but need not be secured and shall be accepted without reference to financial ability to make the repayment.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The Registrant undertakes to comply with the indemnification requirements of Investment Company Release 7221 (June 9, 1972) and Investment Company Release 11330 (September 2, 1980).

Item 28.  Business and Other Connections of Investment Adviser

         Information on the business of the Adviser is described in the section of the Prospectus, incorporated by reference in this Registration Statement, entitled "Management" and in the section of the Statement of Additional Information entitled "The Investment Adviser, Sub- Adviser, Administrative Services, Expenses and Brokerage" filed as part of this Registration Statement. The name and principal occupations(s) during the past two fiscal years of each director and officer of the Adviser are set forth below. The business address of each is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.


NAME AND ADDRESS         POSITION WITH ADVISER              PRINCIPAL OCCUPATION(S)
----------------         ---------------------              -----------------------
Michael E. Dougherty     Chairman                           Chairman of the Board, President and
                                                            Chief Executive Officer of Dougherty
                                                            Financial Group LLC ("DFG") and Chairman
                                                            of the Adviser and the Underwriter.

John G. Taft             Director and President             See biographical information in Part B
                                                            of the Registration Statement.

Jane M. Wyatt            Director and Chief                 See biographical information in Part B
                         Investment Officer                 of the Registration Statement.

Edward J. Kohler         Director and Executive             Director and Executive Vice President of
                         Vice President                     the Adviser and Director of the
                                                            Underwriter since 1995; previously,
                                                            President and Director of Piper Capital
                                                            Management Incorporated from 1985 to
                                                            1995.

Thomas J. Abood          General Counsel and                See biographical information in Part B
                         Senior Vice President              of the Registration Statement.

Kenneth R. Larsen        Treasurer                          See biographical information in Part B
                                                            of the Registration Statement.

Steven P. Eldridge       Senior Vice President              See biographical information in Part B
                                                            of the Registration Statement.


Item 29.  Principal Underwriters

         (a) Dougherty Dawkins LLC, the underwriter of the Registrant's shares, is principal underwriter for the shares of all series of VAM Institutional Funds, Inc.

         (b) The directors of the Underwriter are the same as the directors of the Adviser as set forth above in Item 28, except that Edward Kohler is not a director of the Underwriter. Executive officers of the Underwriter (who are not also directors of the Underwriter) and the positions of these individuals with respect to the Registrant are:

                            POSITIONS AND OFFICES        POSITIONS AND OFFICES
NAME                         WITH UNDERWRITER             WITH REGISTRANT
----                         ----------------             ---------------

Michael E. Dougherty        Chairman                     None
Steven B. Johansen          Secretary & CFO              None
Kenneth R. Larsen           Treasurer                    Treasurer
Thomas J. Abood             General Counsel              Secretary

The address of each of the executive officers is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.

         (c) Not applicable.

Item 30.  Location of Accounts and Records

         The custodian for Registrant is First Trust, National Association, 180 East Fifth Street, St. Paul, Minnesota 55101. The dividend disbursing, administrative and accounting services agent of Registrant is Voyageur Fund Managers, Inc. The address of Voyageur Fund Managers, Inc. and the Registrant is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.

Item 31.  Management Services

         Not applicable.

Item 32.  Undertakings

         (a) Not applicable.

         (b) The Registrant undertakes to file a post-effective amendment, using financial statements which need not be certified, within four to six months from the commencement of operations of each respective series.

         (c) Each recipient of a prospectus of any of the Registrant may request the latest Annual Report of such series, and such Annual Report will be furnished by the Registrant without charge.


                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the 21st day of April 1997.


                                                    VAM INSTITUTIONAL FUNDS,INC.



                                                    By /S/ John G. Taft
                                                      --------------------------
                                                        John G. Taft, President


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                        Title                                Date


/S/ John G. Taft            President (Principal                 April 21, 1997
---------------------       Executive Officer)
John G. Taft

/S/ Kenneth R. Larsen       Treasurer (Principal Financial       April 21, 1997
---------------------       and Accounting Officer)
Kenneth R. Larsen


James W. Nelson*            Director

Clarence G. Frame*          Director

Robert J. Odegard*          Director

Richard F. McNamara*        Director

Thomas F. Madison*          Director

/S/ Thomas J. Abood         Attorney-in-Fact                     April 21, 1997
---------------------
Thomas J. Abood
(Pursuant to a Power of Attorney dated January 24, 1995)